Exhibit 2.1

CONFIDENTIAL

AGREEMENT AND PLAN OF MERGER

by and among

SOLERA HOLDINGS, INC.,

SUMMERTIME HOLDING CORP.

and

SUMMERTIME ACQUISITION CORP.

Dated as of September 13, 2015

TABLE OF CONTENTS

		Page

ARTICLE I

The Merger; Closing; Effective Time

1.1	The Merger	2
1.2	Closing	2
1.3	Effective Time	2

ARTICLE II

Certificate of Incorporation and Bylaws
of the Surviving Corporation

2.1	The Certificate of Incorporation	3
2.2	The Bylaws	3

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1	Directors	3
3.2	Officers	3

ARTICLE IV

Effect of the Merger on Capital Stock;
Exchange of Certificates

4.1	Effect on Capital Stock	3
4.2	Exchange of Shares	4
4.3	Treatment of Stock Plans	7
4.4	Adjustments to Prevent Dilution	9

ARTICLE V

Representations and Warranties

5.1	Representations and Warranties of the Company	10
5.2	Representations and Warranties of Parent and Merger Sub	30

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ARTICLE VI

Covenants

6.1	Interim Operations	38
6.2	Acquisition Proposals	42
6.3	Proxy Filing	47
6.4	Stockholders Meeting	47
6.5	Filings; Other Actions; Notification	48
6.6	Access and Reports	51
6.7	Stock Exchange De-listing	51
6.8	Publicity	51
6.9	Employee Benefits	51
6.10	Expenses	53
6.11	Financing and Cooperation	53
6.12	Indemnification; Directors’ and Officers’ Insurance	60
6.13	Section 16 Matters	61
6.14	Agreements Concerning Parent and Merger Sub	62
6.15	Transaction Litigation	62
6.16	Existing Company Notes	62
6.17	Repatriation	64
6.18	Works Councils	64

ARTICLE VII

Conditions

7.1	Conditions to Each Party’s Obligation to Effect the Merger	65
7.2	Conditions to Obligations of Parent and Merger Sub	65
7.3	Conditions to Obligations of the Company	66

ARTICLE VIII

Termination

8.1	Termination by Mutual Consent	66
8.2	Termination by Either Parent or the Company	67
8.3	Termination by the Company	67
8.4	Termination by Parent	68
8.5	Effect of Termination and Abandonment	68
8.6	Expenses	72
8.7	Payments; Non Recourse Parties	72

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ARTICLE IX

Miscellaneous and General

9.1	Survival	73
9.2	Modification or Amendment	74
9.3	Waiver of Conditions	74
9.4	Counterparts	74
9.5	GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE	74
9.6	Notices	77
9.7	Entire Agreement	78
9.8	No Third Party Beneficiaries	79
9.9	Obligations of Parent and of the Company	79
9.10	Definitions	79
9.11	Severability	79
9.12	Interpretation; Construction	80
9.13	Assignment	80

Annex A Defined Terms		Ann. A-1

Exhibit A FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION		Ex. A-1

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of September 13, 2015 (hereinafter called this “Agreement”), by and among Solera Holdings, Inc., a Delaware corporation (the “Company”), Summertime Holding Corp., a Delaware corporation (“Parent”), and Summertime Acquisition Corp., a Delaware corporation and an indirect wholly owned subsidiary of Parent (“Merger Sub,” with the Company and Merger Sub sometimes being hereinafter collectively referred to as the “Constituent Corporations,” and the Constituent Corporations, together with Parent, the “Parties”).

RECITALS

WHEREAS, the Parties intend that, on the terms and subject to the conditions set forth herein, Merger Sub shall merge with and into the Company, with the Company being the surviving corporation (the “Merger”);

WHEREAS, the board of directors of the Company (the “Company Board”), acting upon the unanimous recommendation of a special committee consisting of only independent and disinterested directors previously appointed by the Company Board (the “Special Committee”), has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein, (ii) determined that this Agreement and the transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its stockholders and (iii) resolved to recommend that this Agreement be adopted by the Company’s stockholders;

WHEREAS, each of the boards of directors of Parent and Merger Sub has unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement, including the Merger, upon the terms and subject to the conditions set forth herein and (ii) determined that this Agreement and such transactions are fair to, and in the best interests of, Parent and Merger Sub, respectively;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Vista Equity Partners Fund V, L.P. (the “Guarantor”) is entering into a limited guarantee, dated as of the date hereof, in favor of the Company (the “Limited Guarantee”) with respect to certain obligations of Parent and Merger Sub under this Agreement;

WHEREAS, Parent shall, or shall cause the direct holder of the stock of Merger Sub to, immediately following execution and delivery of this Agreement, adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger, in its capacity as sole stockholder of Merger Sub; and

WHEREAS, the Company, Parent and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement and to set forth certain conditions to the Merger.

NOW, THEREFORE, in consideration of the premises, representations, warranties, covenants and agreements contained herein, and subject to the conditions set forth herein, the Parties agree as follows:

ARTICLE I

The Merger; Closing; Effective Time

1.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the Delaware General Corporation Law, as amended (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all of its rights, privileges, immunities, powers and franchises shall continue unaffected by the Merger, except as set forth in Article II. The Merger shall have the effects specified in the DGCL.

1.2 Closing. Unless otherwise mutually agreed in writing between the Company and Parent, the closing for the Merger (the “Closing”) shall take place at the offices of Sullivan & Cromwell LLP, 125 Broad Street, New York, New York, at 9:00 A.M. on the third (3rd) business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at or immediately prior to the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement; provided, that in the event that the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) the Closing shall occur on the earlier of (x) a date during the Marketing Period specified by Parent in writing on no fewer than three business days’ notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the financing of the transactions by Parent and Merger Sub contemplated by this Agreement and, if such financings are not completed for any reason at any such time, such notice shall automatically be deemed withdrawn) and (y) the first (1st) business day following the end of the Marketing Period. The date on which the Closing actually occurs is referred to herein as the “Closing Date”. For purposes of this Agreement, except as otherwise provided herein, the term “business day” means any day other than Saturday or Sunday or a day on which commercial banks are authorized or required by Law (as defined in Section 5.1(i)) or executive order to be closed in New York City.

1.3 Effective Time. At the Closing, the Company and Parent will cause a certificate of merger complying with the requirements of the DGCL (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL and shall make all other filings or recordings required under the DGCL in connection with the Merger. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed by the Parties in writing and specified in the Certificate of Merger (the “Effective Time”).

ARTICLE II

Certificate of Incorporation and Bylaws

of the Surviving Corporation

2.1 The Certificate of Incorporation. At the Effective Time, the certificate of incorporation of the Surviving Corporation (the “Charter”) shall be amended in its entirety to read as set forth in Exhibit A hereto, until thereafter amended as provided therein or by applicable Law.

2.2 The Bylaws. The Parties shall take all actions necessary so that the bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (the “Bylaws”), until thereafter amended as provided therein or by applicable Law.

ARTICLE III

Directors and Officers of the Surviving Corporation

3.1 Directors. The Parties shall take all actions necessary so that the board of directors of Merger Sub immediately prior to the Effective Time shall, immediately following the Effective Time, be the only directors of the Surviving Corporation, each to hold office until his or her successor has been duly elected or appointed and qualified or until his or her earlier death, resignation or removal in accordance with the Charter and the Bylaws.

3.2 Officers. The officers of the Company at the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and Bylaws.

ARTICLE IV

Effect of the Merger on Capital Stock;

Exchange of Certificates

4.1 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of the holder of any capital stock of the Company or on the part of the sole stockholder of Merger Sub:

(a) Merger Consideration. Each share of the Company’s common stock, par value $0.01 per share (each, a “Share”), issued and outstanding immediately prior to the Effective Time other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned Subsidiary of Parent and Shares owned by the Company or any direct or indirect wholly-owned Subsidiary of the Company, in each case not held on behalf of third parties and (ii) Shares (“Dissenting Shares”) that are owned by stockholders (“Dissenting Stockholders”) who have perfected and not withdrawn a demand for (or lost their right to) appraisal rights pursuant to Section 262 of the DGCL (each Share referred to in clause (i) or clause (ii) of this Section 4.1(a) being an “Excluded Share” and, collectively, “Excluded

Shares”) shall be converted into the right to receive an amount in cash equal to $55.85 per Share (the “Per Share Merger Consideration”), without interest. At the Effective Time, all of the Shares (other than Excluded Shares) shall cease to be outstanding, shall be cancelled and shall cease to exist, and each certificate (a “Certificate”) formerly representing any of the Shares (other than Excluded Shares) and each non-certificated Share represented by book-entry (a “Book-Entry Share”) (other than Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration, without interest, and each Certificate formerly representing Shares, and each Book-Entry Share, owned by Dissenting Stockholders shall thereafter only represent the right to receive the payment to which reference is made in Section 4.2(f).

(b) Treatment of Excluded Shares. Each Dissenting Share, by virtue of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist, subject to any rights the holder thereof may have under Section 4.2(f). Each Share that is an Excluded Share pursuant to clause (i) of Section 4.1(a) shall remain outstanding and shall be unaffected by the Merger.

(c) Merger Sub. At the Effective Time, each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

4.2 Exchange of Shares.

(a) Paying Agent. Immediately prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a nationally recognized financial institution selected by Parent with the Company’s prior approval (such approval not to be unreasonably withheld or delayed) (the “Paying Agent”), for the benefit of the Company’s stockholders, a cash amount in immediately available funds necessary for the Paying Agent to make the payments contemplated by Section 4.1(a) (such cash being hereinafter referred to as the “Exchange Fund”). The Paying Agent shall also act as the agent for the Company’s stockholders for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the Shares represented thereby. The Paying Agent agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company and Parent. The Paying Agent shall invest the Exchange Fund as directed by Parent; provided, that such investments shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the government of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Financial Services LLC, respectively, in certificates of deposit, bank repurchase agreements or bankers’ acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of investment. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation. To the extent that there are any losses with respect to any such investments, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to make prompt cash payment under Section 4.1(a), Parent shall, or shall cause the Surviving Corporation to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient for the Paying Agent to make such payments under Section 4.1(a). Parent shall cause the Paying Agent to make, and the Paying Agent shall make, delivery of the aggregate Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.

(b) Exchange Procedures.

(i) Promptly after the Effective Time (and in any event within two (2) business days thereafter), the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate representing Shares (other than holders of Excluded Shares) (A) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, such letter of transmittal to be in such form and have such other provisions as Parent and the Company may reasonably agree, and (B) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) in exchange for the Per Share Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent in accordance with the terms of such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) multiplied by (y) the Per Share Merger Consideration, and the Certificate so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.

(ii) Notwithstanding anything to the contrary in this Agreement, any holder of Book-Entry Shares shall not be required to deliver a Certificate or an executed letter of transmittal to the Paying Agent to receive the Per Share Merger Consideration that such holder is entitled to receive pursuant to this Article IV. In lieu thereof, each holder of record of one or more Book-Entry Shares whose Shares were converted into the right to receive the Per Share Merger Consideration shall upon receipt by the Paying Agent of an “agent’s message” in customary form (or such other evidence, if any, as the Paying Agent may reasonably request), be entitled to receive, and Parent shall cause the Paying Agent to pay and deliver as promptly as reasonably practicable after the Effective

Time, the Per Share Merger Consideration in respect of each such Share, and the Book-Entry Shares of such holder shall forthwith be cancelled.

(c) Transfers. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Parent or the Paying Agent for transfer, it shall be cancelled and exchanged for the cash amount in immediately available funds to which the holder thereof is entitled pursuant to this Article IV.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains unclaimed by the Company’s stockholders 180 days after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Dissenting Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Parent, the Paying Agent or any other Person shall be liable to any former stockholder of the Company for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. For the purposes of this Agreement, the term “Person” shall mean any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.

(e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the record owner thereof and, if required by Parent, the posting by such record owner of a bond in customary amount and upon such terms as may be reasonably required by Parent as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent shall deliver, in exchange for such lost, stolen or destroyed Certificate, a check in the amount (after giving effect to any required Tax withholdings as provided in Section 4.2(g)) equal to (i) the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by (ii) the Per Share Merger Consideration.

(f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Parent (i) prompt notice of any written demands for appraisal, attempted withdrawals of such demands, and any other instruments served pursuant to applicable Law that are received by the Company relating to the rights of appraisal of the Company’s stockholders and (ii) the opportunity to participate in and right to direct all negotiations and proceedings with respect to any such demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent, make any payment with respect to any demands for appraisal, offer to settle or settle any such demands, or waive any failure to timely deliver a written demand for appraisal in accordance with the DGCL in respect of the Dissenting Shares, or agree to do any of the foregoing. If any Dissenting Stockholder shall have effectively waived, withdrawn or lost its rights under Section 262 of the DGCL with respect to any Dissenting Shares, such Dissenting Shares shall thereupon be treated as though they had been converted into the aggregate Per Share Merger Consideration pursuant to this Article IV.

(g) Withholding Rights. Each of the Company, Parent, Merger Sub, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares, Company Options, RSUs and PSUs (each as defined in Section 4.3) such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”) (or the vesting of any RSU or PSU), or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Company, the Surviving Corporation, Parent, Merger Sub or the Paying Agent, as the case may be, such withheld amounts (i) shall be remitted by the Company, Parent, the Surviving Corporation, Merger Sub or the Paying Agent, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made by the Company, the Surviving Corporation, Parent, Merger Sub or the Paying Agent, as the case may be.

4.3 Treatment of Stock Plans.

(a) Company Options. At the Effective Time, each outstanding option to purchase Shares (each, a “Company Option”) under the Stock Plans, whether vested or unvested, shall, automatically and without any required action on the part of the holder thereof, be cancelled and converted into only the right to receive (without interest) an amount in cash (less applicable withholdings) equal to the product of (i) the excess, if any, of (A) the Per Share Merger Consideration over (B) the exercise price per share of such Company Option, and (ii) the number of Shares underlying such Company Option, which amount shall be paid by Parent or the Company as soon as reasonably practicable (but in any event within ten (10) business days) following the Effective Time. Notwithstanding the foregoing, for purposes of this Section 4.3(a), the following rules shall apply with respect to any Company Option subject to performance-vesting conditions for which the applicable performance period has not completed as of immediately prior to the Effective Time (each such Company Option, a “Performance Option”), which are identified in Section 5.1(b) of the Company Disclosure Letter: (1) each agreement, plan or arrangement covering Performance Options with change in control-related vesting provisions shall be enforced; (2) other than pursuant to the agreements, plans or arrangements referred to in clause (1), there shall be no further acceleration and/or eligibility to vest triggered by, or resulting from, the Merger; and (3) each Performance Option whose (x) performance criteria has not been satisfied prior to the Effective Time and/or (y) vesting has not been accelerated as a result of the agreements referred to in clause (1) shall terminate without consideration immediately prior to the Effective Time. For the avoidance of doubt, any Company Option which has an exercise price per Share that is greater than or equal to the Per Share Merger Consideration shall be cancelled at the Effective Time for no consideration or payment.

(b) RSUs. At the Effective Time, (A) any vesting conditions applicable to each outstanding restricted stock unit (each, an “RSU”) under the Stock Plans shall, automatically and without any required action on the part of the holder thereof, accelerate in full, and (B) each RSU shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such RSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than ten (10) business days after the Effective Time), an amount in cash equal to (x) the number of Shares subject to such RSU immediately prior to the Effective Time multiplied by (y) the Per Share Merger Consideration; provided, that, with respect to any RSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code.

(c) PSUs. At the Effective Time, each outstanding performance share unit (each, a “PSU”) under the Stock Plans, shall, automatically and without any required action on the part of the holder thereof, be cancelled and shall only entitle the holder of such PSU to receive (without interest), as soon as reasonably practicable after the Effective Time (but in any event no later than ten business days after the Effective Time), an amount in cash equal to (x) the number of Shares subject to such PSU based on the achievement of the performance goals attributable to such PSU multiplied by (y) the Per Share Merger Consideration; provided, that, with respect to any PSUs that constitute nonqualified deferred compensation subject to Section 409A of the Code and that are not permitted to be paid at the Effective Time without triggering a Tax or penalty under Section 409A of the Code, such payment shall be made at the earliest time permitted under the applicable Stock Plan and award agreement that will not trigger a Tax or penalty under Section 409A of the Code. Notwithstanding the foregoing, for purposes of this Section 4.3(c) the following rules shall apply with respect to PSUs for which the applicable performance period has not completed as of immediately prior to the Effective Time, which are identified in Section 5.1(b) of the Company Disclosure Letter: (1) each agreement, plan or arrangement covering PSUs with change in control-related vesting provisions shall be enforced; (2) with respect to PSUs for which no applicable agreement, plan or arrangement contains change in control-related vesting provisions, the number of Shares subject to such PSU immediately prior to the Effective Time shall be based on the higher of target and actual performance through the Effective Time as reasonably determined by the compensation committee of the Company Board; and (3) each Company PSU whose (x) performance criteria has not been satisfied prior to the Effective Time and/or (y) vesting has not been accelerated as a result of the agreements referred to in clause (1) or the determination of the compensation committee referred to in clause (2) shall terminate without consideration immediately prior to the Effective Time.

(d) Any payment to which a holder of Company Options, RSUs or PSUs becomes entitled pursuant to this Section 4.3 shall be made through the Surviving Corporation’s payroll no later than ten (10) business days following the Effective Time in accordance with Section 4.3(a), Section 4.3(b) and Section 4.3(c). Parent and Merger Sub shall ensure that the Surviving Corporation has an amount in cash sufficient to pay all amounts required by the foregoing sentence. All such payments will be less any applicable withholding Taxes.

(e) Employee Stock Purchase Plan. With respect to the Company’s 2007 Employee Stock Purchase Plan (the “ESPP”), as soon as practicable following the date of this Agreement, the Company Board will adopt resolutions or take other actions as may be required to provide that each individual participating in the Offering Period (as defined in the ESPP) in progress on the date of this Agreement will not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect when that Offering Period commenced or (ii) make separate non-payroll contributions to the ESPP on or following the date of this Agreement, except as may be required by applicable law. No individual who is not participating in the ESPP as of the date of this Agreement will be allowed to commence participation in the ESPP following the date of this Agreement. Prior to the Effective Time, the Company will take all action that may be necessary to (A) cause any Offering Period that would otherwise be outstanding at the Effective Time to be terminated no later than ten days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering Period, but otherwise treat such shortened Offering Period as a fully effective and completed Offering Period for all purposes pursuant to the ESPP; (C) cause the exercise (as of no later than five business days prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP; and (D) provide that no further Offering Period or purchase period will commence pursuant to the ESPP after the date of this Agreement. On such exercise date, the Company will apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole Shares in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company will terminate the ESPP.

(f) Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of Section 4.3(a), Section 4.3(b), Section 4.3(c) and Section 4.3(e). All Company Options, RSUs and PSUs, and all Stock Plans, will terminate as of the Effective Time, and the provisions in any other Benefit Plan or Contract providing for the issuance or grant of any other interest in respect of the capital stock of the Company or any of its Subsidiaries will be cancelled as of the Effective Time, and the Company will take all action necessary to effect the foregoing. The Company shall take all necessary actions to ensure that following the Effective Time no participant in any Stock Plan or other Benefit Plan will have any right thereunder to acquire any equity securities of Parent, the Company, the Surviving Corporation or any of their respective Subsidiaries.

4.4 Adjustments to Prevent Dilution. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender offer or exchange offer, or other similar transaction, then the Per Share Merger Consideration shall be equitably adjusted and as so adjusted shall, from and after the date of such event, be the Per Share Merger Consideration.

ARTICLE V

Representations and Warranties

5.1 Representations and Warranties of the Company. Except as set forth in the Company Reports (as defined in Section 5.1(e)(i)) filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) (including the exhibits and schedules thereto, but excluding, in each case, any disclosures contained or referenced therein under the captions “Risk Factors,” “Forward-Looking Statements,” “Quantitative and Qualitative Disclosures About Market Risk” and any other disclosures contained or referenced therein to the extent they are predictive, cautionary or forward-looking in nature) prior to the date hereof or in the corresponding sections or subsections of the disclosure letter delivered to Parent by the Company prior to entering into this Agreement (the “Company Disclosure Letter”) (it being agreed that (i) disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection (other than the representations and warranties in Section 5.1(b) or the second sentence of Section 5.1(f)(i)) to which the relevance of such item is reasonably apparent on the face of such disclosure and (ii) nothing disclosed in the Company Reports will be deemed to modify or qualify the representations and warranties set forth in Section 5.1(b) or the second sentence of Section 5.1(f)(i)), the Company hereby represents and warrants to Parent and Merger Sub that:

(a) Organization, Good Standing and Qualification. Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and (to the extent such concept exists in the jurisdiction where such entity is organized) in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties, rights and assets and to carry on its business as presently conducted, except where the failure to be so organized or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect. The Company has made available to Parent complete and correct copies of the Company’s and its Significant Subsidiaries’ certificates of incorporation and bylaws (which bylaws, in the case of the Company, shall have been amended by the Company Board to include a forum selection bylaw on or prior to the date hereof) or comparable governing documents, each as amended to the date of this Agreement, and each as so made available is in effect on the date of this Agreement.

As used in this Agreement, the term (i) “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries; (ii) “Significant Subsidiary” has the meaning set forth in Rule 1.02(w) of Regulation S-X under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); (iii) “Affiliate” means, with respect to any Person, any other Person, directly or indirectly, controlling, controlled by, or under common control with, such Person. For purposes of this definition, the term “control” (including the correlative terms “controlling,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and (iv) “Company Material Adverse Effect” means any change, event, effect or circumstance (each, an “Effect”) that, individually or taken together with all other Effects that have occurred prior to, and are continuing as of, the date of determination of the occurrence of the Company Material Adverse Effect, has a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, and no Effect arising out of or resulting from the following, shall constitute or be taken into account in determining whether a Company Material Adverse Effect has occurred:

(A) any changes in global, national or regional economic conditions, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(B) any changes in conditions generally affecting the industries in which the Company and its Subsidiaries operate, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(C) any decline in the market price or trading volume of the Shares on the New York Stock Exchange (the “NYSE”) (provided, that the exception in this clause (C) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect, and only then to the extent otherwise permitted by this definition of Company Material Adverse Effect);

(D) any change in the credit ratings of the Company or any of its Subsidiaries (provided, that the exception in this clause (D) shall not prevent or otherwise affect a determination that any change, effect or development underlying such decline has resulted in or contributed to a Company Material Adverse Effect, and only then to the extent otherwise permitted by this definition of Company Material Adverse Effect);

(E) any regulatory, legislative or political conditions or securities, credit, financial or other capital markets conditions, in each case in the United States or any foreign jurisdiction, including changes in interest rates or exchange rates for the currencies of any country, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(F) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published plans, projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period (provided, that the exception in this clause (F) shall not prevent or otherwise affect a determination that any change, effect or development underlying such failure has resulted in or contributed to a Company Material Adverse Effect, and only then to the extent otherwise permitted by this definition of Company Material Adverse Effect);

(G) the execution and delivery of this Agreement or the public announcement or pendency of the Merger or any of the other transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with its employees or with its suppliers or customers (other than for purposes of the representation and warranty contained in Section 5.1(d)(ii)(B));

(H) any Transaction Litigation (as defined in Section 6.15) or other civil, criminal or administrative action, suit, claim, hearing, arbitration, investigation or other proceeding threatened, made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against the Company, any of its executive officers or other employees or any member of the Company Board or any committee thereof arising out of the Merger or any other transaction contemplated by this Agreement;

(I) changes or proposed changes in U.S. generally accepted accounting principles (“GAAP”) or in Laws applicable to the Company or any of its Subsidiaries or the repeal, enforcement or interpretation thereof, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(J) any geopolitical conditions, the outbreak or escalation of hostilities, any acts of war, sabotage, terrorism or military actions, or any escalation or worsening of any such hostilities, acts of war, sabotage, terrorism or military actions threatened or underway as of the date of this Agreement, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(K) any change resulting from or arising out of a hurricane, earthquake, flood or other natural disaster, except to the extent that such changes in conditions have a materially disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to the adverse effect that such changes have on other companies operating in the industries in which the Company and its Subsidiaries operate (in which case only the incremental disproportionate impact may be taken into account in determining whether there has been a Company Material Adverse Effect);

(L) any action required to be taken pursuant to or in accordance with this Agreement, or taken at the request or instruction, or with the consent, of Parent or Merger Sub after the date hereof;

(M) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates; or

(N) the availability or cost of equity, debt or other financing to Parent or Merger Sub.

(b) Capital Structure. The authorized capital stock of the Company consists of (i) 150,000,000 Shares, par value $0.01 per share, of which 67,042,381 Shares were outstanding as of the close of business on September 8, 2015 and (ii) 15,000,000 preferred shares, par value $0.01 per share, of which none were outstanding as of the close of business on September 8, 2015, and from September 8, 2015 through the date of this Agreement, the Company has not issued any Shares or preferred shares, other than Shares issued in connection with the exercise of Company Options outstanding prior to the date of this Agreement. All of the outstanding Shares have been duly authorized and are validly issued, fully paid and nonassessable. No Shares are held by any Subsidiary of the Company. As of September 8, 2015, other than 3,694,741 Shares reserved for issuance under the 2007 Long-Term Equity Incentive Plan and the 2008 Omnibus Incentive Plan (collectively, the “Stock Plans”), the Company has no Shares reserved for issuance. Section 5.1(b) of the Company Disclosure Letter sets forth (x) the total number of outstanding Company Options, RSUs and PSUs (assuming maximum performance vesting of PSUs for which the applicable performance period has not completed as of the date of this Agreement) as of September 8, 2015 and (y) a correct and complete list of all outstanding Company Options (by grant date) as of September 8, 2015 and the exercise price, if applicable, with respect to each such Company Option, and from September 8, 2015 through the date of this Agreement, the Company has not granted any other Company Options, RSUs or PSUs. Each of the outstanding shares of capital stock or other equity securities of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable and, except as is not reasonably likely to have a Company Material Adverse Effect, owned by the Company or by a direct or indirect wholly owned Subsidiary of the Company, free and clear of any lien, charge, pledge, security interest, claim or other encumbrance, other than any restrictions on transfer imposed by applicable securities Laws (each, a “Lien”). Except as set forth above, there are no preemptive or other outstanding rights, options, warrants, conversion rights, stock appreciation rights, performance units, redemption rights, repurchase rights, agreements, arrangements, calls, commitments or rights of any kind that obligate the Company or any of its Significant Subsidiaries to issue or sell any shares of capital stock or other equity securities of the Company or any of its Significant Subsidiaries or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any equity securities of the Company or any of its Significant Subsidiaries, and no securities or obligations evidencing such rights are authorized, issued or outstanding. Upon any issuance of any Shares in accordance with the terms of the Stock Plans, such Shares will be duly authorized, validly issued, fully paid and nonassessable and free and clear of any Liens. All grants of Company Options, RSUs and PSUs were validly issued and properly approved by the Company Board (or a committee thereof) in accordance with the applicable Stock Plan and applicable Law, including the applicable requirements of the New York Stock Exchange. The Company does not have outstanding any bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the Company’s stockholders on any matter. For purposes of this Agreement, a wholly owned Subsidiary of the Company shall include any Subsidiary of the Company of which all of the shares of capital stock of such Subsidiary are owned by the Company (or a wholly owned Subsidiary of the Company).

(c) Corporate Authority; Approval and Fairness.

(i) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and any other transaction contemplated by this Agreement, subject only to adoption of this Agreement by the holders of a majority of the outstanding Shares entitled to vote on such matter at a stockholders’ meeting duly called and held for such purpose (the “Requisite Company Vote”). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(ii) (A) The Company Board, acting upon the unanimous recommendation of the Special Committee, has unanimously (i) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) approved and declared advisable this Agreement and the Merger and (iii) resolved to recommend that this Agreement be adopted by the Company’s stockholders at a stockholders’ meeting duly called and held for such purpose (the “Company Recommendation”) and (B) the Special Committee received the opinion of Centerview Partners LLC that as of the date of such opinion, and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Per Share Merger Consideration to be paid to the holders of Shares (other than Excluded Shares and Shares held by any affiliate of Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion is for the benefit of the Special Committee and may not be relied on by Parent or Merger Sub.

(d) Governmental Filings and Approvals; No Violations; Certain Contracts.

(i) Other than the filings, reports, approvals and/or notices (A) pursuant to Section 1.3, (B) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and as set forth on Section 5.1(d) of the Company Disclosure Letter, (C) under the Exchange Act, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”) or foreign or state securities or “blue sky” laws, including the filing and dissemination of the Proxy Statement, (D) under stock exchange rules and (E) listed in Section 5.1(d)(i) of the Company Disclosure Letter, no notices, reports or other filings are required to be made by the Company with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Company from, any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity (each, a “Governmental Entity”), in connection with the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement, except those the failure of which to make or obtain are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by the Company do not, and the consummation by the Company of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the certificate of incorporation or bylaws of the Company, (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets, rights or properties of the Company or any of its Significant Subsidiaries pursuant to, any material agreement, lease, license, contract, note, mortgage, indenture, arrangement or other obligation not otherwise terminable by the other party thereto on ninety (90) days’ or less notice (each, a “Contract”) binding upon the Company or any of its Significant Subsidiaries or (C) assuming compliance with the matters referred to in Section 5.1(d)(i), a violation of any Law to which the Company or any of its Significant Subsidiaries is subject, except, in the case of clause (B) or (C) of this Section 5.1(d)(ii), for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Company Reports; Financial Statements.

(i) The Company has filed or furnished, as applicable, on a timely basis, all forms, statements, certifications, reports and documents required to be filed or furnished by it with the SEC pursuant to the Exchange Act or the Securities Act since July 1, 2012 (the “Applicable Date”) (the forms, statements, certifications, reports and documents filed or furnished by the Company since the Applicable Date and those filed or furnished by the Company subsequent to the date hereof, including any amendments thereto, the “Company Reports”). Each of the Company Reports, at the time of its filing or being furnished, complied or, if not yet filed or furnished, will comply in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”) applicable to the Company Reports. As of their respective dates (or, if amended prior to the date hereof, as of the date of such amendment), the Company Reports did not, and any Company Reports filed with or furnished to the SEC subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading.

(ii) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the NYSE.

(iii) (A) Each of the consolidated balance sheets included in or incorporated by reference into the Company Reports (including the related notes and schedules) presents fairly, in all material respects, or, in the case of Company Reports filed after the date hereof, will present fairly, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of its date and (B) each of the Company’s consolidated statements of income (loss), consolidated cash flows and changes in stockholders’ equity included in or incorporated by reference into the Company Reports (including any related notes and schedules) presents fairly, in all material respects, or, in the case of Company Reports filed after the date hereof, will present fairly, in all material respects, the consolidated results of its operations, its consolidated cash flows and changes in stockholders’ equity, as the case may be, of the Company and its consolidated Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to notes and normal year-end adjustments), in the case of each of clause (A) and clause (B), in accordance with GAAP applied on a consistent basis during the periods included, except as may be noted therein. The Company has been and is in material compliance with the applicable provisions of the Sarbanes-Oxley Act.

(iv) The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (in each case as defined pursuant to Rule 13a-15 and Rule 15d-15 promulgated under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all (i) material information required to be disclosed by the Company in the reports and other documents that it files or furnishes pursuant to the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC; and (ii) such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended June 30, 2015, and such assessment concluded that such system was effective. The Company’s independent registered public accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of June 30, 2015. Since June 30, 2015 and through the date of this

Agreement, no events, facts or circumstances have occurred such that management would not be able to complete its assessment of the effectiveness of the Company’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ending June 30, 2015, and conclude, after such assessment, that such system was effective and did not identify (i) any material weaknesses in its internal controls over financial reporting and (ii) any allegation of fraud that involves management of the Company or any other employees of the Company and its Subsidiaries who have a significant role in the Company’s internal controls over financial reporting or disclosure controls and procedures. Since June 30, 2012, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act. Neither the Company nor its principal executive officer or principal financial officer has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

(v) Neither the Company nor, to the Company’s Knowledge, the Company’s independent registered public accounting firm has identified or been made aware of (A) any significant deficiency or material weakness in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated; or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries.

(f) Absence of Certain Changes.

(i) Other than in connection with the transactions contemplated by this Agreement, since June 30, 2015 and through the date of this Agreement the Company and its Subsidiaries have conducted their respective businesses only in, and have not engaged in any material transaction other than according to, the ordinary course of such businesses. Since June 30, 2015 and through the date of this Agreement, there has not been any Company Material Adverse Effect or any Effect that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(ii) Since June 30, 2015 through the date of this Agreement, the Company has not taken any action that would be prohibited by clauses (i)-(iii), (v)-(xii), (xiv)-(xvi) and (xviii)-(xix) of Section 6.1(a) if taken or proposed to be taken after the date of this Agreement.

(g) Litigation and Liabilities.

(i) There are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries (including cease and desist letters and invitations to take a patent license) that, individually or in the aggregate, are reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate, the Merger and the other transactions contemplated by this Agreement. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon the Company or any of its Subsidiaries which, individually or in the aggregate, is reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The Company does not have any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) required by GAAP to be set forth on a consolidated balance sheet of the Company, other than liabilities and obligations (A) set forth in the Company’s consolidated balance sheet (and the notes thereto) included in the Company Reports filed prior to the date of this Agreement, (B) incurred in the ordinary course of business since June 30, 2015, (C) incurred in connection with the Merger or any other transaction or agreement contemplated by this Agreement, (D) in connection with any Permitted Lien (as defined in Section 5.1(k)) or (E) that are not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect.

The term “Company’s Knowledge” shall mean the actual knowledge of those persons set forth in Section 5.1(g) of the Company Disclosure Letter.

As used in this Agreement, the term “ordinary course of business” shall include the taking of commercially reasonable actions with respect to the matters set forth in Section 6.1(a) of the Company Disclosure Letter.

(h) Employee Benefits.

(i) Section 5.1(h)(i) of the Company Disclosure Letter sets forth an accurate and complete list of each material Benefit Plan. For purposes of this Agreement, “Benefit Plan” means all benefit and compensation plans, contracts, policies or arrangements (whether or not in writing) covering any current or former director, officer, employee or individual independent contractor of the Company or any of its Subsidiaries (each, a “Service Provider”) maintained, sponsored or contributed to by the Company or any of its Subsidiaries or under which the Company has any liability (contingent or otherwise), including, but not limited to, “employee benefit plans” within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and deferred compensation, severance, termination, stock option, stock purchase, stock appreciation rights, stock-based, incentive, retention, change in control, retirement, profit sharing, fringe benefit and welfare plans, contracts, policies or arrangements. True and complete copies of all Benefit Plans (other than any Benefit Plan mandated by applicable Law) listed on Section 5.1(h)(i) of the Company Disclosure Letter have been made available to Parent. To the extent applicable, with respect to each material Benefit Plan (other than any Benefit Plan that is maintained primarily for Service Providers working outside of the United States (each a “Non-U.S. Benefit Plan”)), the Company has made available to Parent true, correct and complete copies of

(1) the most recent annual report on Form 5500 required to have been filed with the Department of Labor for each Benefit Plan, including all schedules thereto; (2) the most recent determination letter, if any, from the Internal Revenue Service (“IRS”) for any Benefit Plan that is intended to qualify pursuant to Section 401(a) of the Code; (3) the most recent summary plan descriptions provided to participants; (4) any current related trust agreements or insurance contracts; and (5) any notices since the Applicable Date to or from the IRS or any office or representative of the United States Department of Labor or any similar Governmental Entity relating to any material compliance issues in respect of any such Benefit Plan. Not later than ten (10) calendar days after the date hereof, with respect to each material Non-U.S. Benefit Plan, to the extent applicable, the Company will provide Parent with (1) the most recent annual report or similar compliance documents required to be filed with any Governmental Entity with respect to such plan; and (2) any document issued by a Governmental Entity relating to the satisfaction of law necessary to obtain the most favorable tax treatment.

(ii) Each Benefit Plan, other than Non-U.S. Benefit Plans, has been established, maintained and administered in compliance with its terms and ERISA, the Code and other applicable Laws, except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. Each Benefit Plan that is subject to ERISA (an “ERISA Plan”) that is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA intended to be qualified under Section 401(a) of the Code has been determined by the IRS to be so qualified, and to the Company’s Knowledge, nothing has occurred that would adversely affect the qualification or tax exemption of any such Benefit Plan. Neither the Company nor any of its Subsidiaries or, to the Company’s Knowledge, any of their respective directors, officers, employees or agents, has engaged in a transaction with respect to any ERISA Plan that is reasonably likely to subject the Company or any of its Subsidiaries to a material tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(iii) Each material Non-U.S. Benefit Plan has been established, maintained and administered in compliance with its terms and with the requirements prescribed by any applicable Laws except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect. With respect to each Non-U.S. Benefit Plan intended to qualify for special tax treatment, to the Company’s Knowledge, nothing has occurred that would adversely affect the special tax qualification of such plan.

(iv) Neither the Company nor any ERISA Affiliate has any current or contingent liability or obligation in respect of a plan that is subject to Section 412 or 302 of the Code or Title IV of ERISA. For purposes of this Agreement, “ERISA Affiliate” means any trade or business (whether or not incorporated) that would be treated together with the Company or any of its Subsidiaries as a “single employer” within the meaning of Section 414 of the Code.

(v) Neither the Company nor any ERISA Affiliate has maintained, established, participated in or contributed to, or is or has been obligated to contribute to, or has otherwise incurred any obligation or liability (including any contingent liability)

under, any plan that is a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer plan” (as defined in Section 4063 or Section 4063 of ERISA).

(vi) No Benefit Plan provides post-termination or retiree life insurance, health or other welfare benefits to any person, except as may be required by Section 4980B of the Code or any similar Law.

(vii) As of the date hereof, there is no material pending or, to the Company’s Knowledge, threatened proceedings or litigation relating to the Benefit Plans, other than routine claims for benefits.

(viii) None of the execution and delivery of this Agreement or the consummation of the Merger will, either alone or in conjunction with any other event (whether contingent or otherwise), (A) result in, or accelerate the time of payment or vesting of, any payment (including severance, change in control, stay or retention bonus or otherwise) becoming due under any Benefit Plan (other than severance pay required by any Law); (B) materially increase any benefits otherwise payable under any Benefit Plan; (C) result in the acceleration of the time of payment or vesting of any such benefits under any Benefit Plan or (D) limit or restrict the right of Parent, the Company, the Surviving Corporation or any of their Subsidiaries to merge, amend or terminate any Benefit Plan on or after the Effective Time. No payment or benefit that will be made by the Company or any Subsidiary will be characterized as a parachute payment within the meaning of Section 280G of the Code, and neither the Company nor any of its Subsidiaries has any obligation to gross-up or indemnify any individual with respect to any Tax.

(i) Compliance with Laws; Licenses. The businesses of each of the Company and its Subsidiaries have not been since the Applicable Date, and are not being, conducted in violation of any federal, state, local or foreign law, statute or ordinance, common law, or any rule, regulation, standard, judgment, order, writ, injunction, decree, arbitration award, agency requirement, license or permit of any Governmental Entity (collectively, “Laws”) or of any agreements or policies with respect to customer, user, private or personal data, or data or system privacy or security, except for violations that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. Except with respect to regulatory matters covered by Section 6.5, no investigation or review by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the Company’s Knowledge, threatened, nor has any Governmental Entity indicated an intention to conduct the same, except for such investigations or reviews, the outcome of which is not, individually or in the aggregate, reasonably likely to have a Company Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement. The Company and each of its Subsidiaries has obtained and is in compliance with all permits, certifications, approvals, registrations, consents, authorizations, franchises, variances, exemptions and orders issued or granted by a Governmental Entity necessary to conduct its business as presently conducted, except those the absence of which, individually or in the aggregate, are not reasonably likely to have a Company

Material Adverse Effect or prevent, materially delay or materially impair the ability of the Company to consummate the Merger and the other transactions contemplated by this Agreement.

(j) Material Contracts.

(i) Except for this Agreement and except for Contracts filed as exhibits to or incorporated by reference into the Company Reports, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to any Contract:

(A) that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(B) that purports to materially limit or otherwise materially restrict the ability of the Company or its Subsidiaries to compete in any business or geographic area (or that, following the Merger, would by its terms apply such limits or other restrictions to Parent or its Subsidiaries);

(C) under which the Company or its Subsidiaries has (i) licensed or been granted rights in any Intellectual Property (as defined in Section 5.1(p)(vi)) from a third party that is material to the continued operation of the business of the Company or its Subsidiaries, other than Contracts with respect to software that is generally available on a commercial basis from third parties; or (ii) licensed or granted rights to any material Company Intellectual Property, other than non-exclusive Contracts entered into in the ordinary course of business;

(D) containing a put, call, right of first refusal or similar right pursuant to which the Company or its Subsidiaries could be required to purchase or sell, or otherwise acquire or transfer, as applicable, any equity interests of any Person or to contribute capital;

(E) that would prevent, materially delay or materially impair the Company’s ability to consummate the Merger;

(F) containing “most favored nation,” “exclusivity” or similar provisions, in each case other than any such Contracts that (1) may be cancelled without material liability to the Company or its Subsidiaries upon notice of ninety (90) days or less; or (2) are not material to the Company and its Subsidiaries, taken as a whole;

(G) any Contract (other than the Existing Indentures) that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock of the Company or any Subsidiaries of the Company or that prohibits the incurrence of indebtedness for borrowed money or guarantees by the Company or any Subsidiary of the Company;

(H) (A) providing for the disposition or acquisition of assets or equity by the Company or any of its Subsidiaries other than with respect to acquisitions of assets acquired from the Company’s vendors in the ordinary course of business; or (B) pursuant to which the Company or any of its Subsidiaries will acquire any material ownership interest in any other Person or other business enterprise other than any Subsidiary of the Company;

(I) any mortgages, indentures, guarantees, loans or credit agreements, security agreements or other Contracts relating to the borrowing of money or extension of credit or other indebtedness, in each case in excess of $10,000,000, other than (A) accounts receivables and payables in the ordinary course of business; (B) pursuant to the Existing Indentures; (C) loans to Subsidiaries of the Company in the ordinary course of business; (D) Company guarantees of contingent earn-out payment obligations of its Subsidiaries, existing as of the date of this Agreement; and (E) extensions of credit to customers in the ordinary course of business;

(J) any Contract providing for the payment, increase or vesting of any material benefits or compensation that would be triggered solely as a result of the Merger (other than Contracts evidencing RSUs, PSUs or Company Options);

(K) any Contract providing for cash severance payments in excess of $500,000 (other than those pursuant to which such severance payment is required by applicable Law);

(L) any Contract that provides for the establishment or governance of a joint venture, limited liability company or partnership with any third Person;

(M) any Contract containing any support, maintenance or service obligation on the part of the Company or any of its Subsidiaries that generates revenue in excess of $5,000,000 on an annual basis, other than those Contracts that may be cancelled by the Company without material liability to the Company or any of its Subsidiaries upon notice of ninety (90) days or less; or

(N) that is between the Company or its Subsidiaries and any of their respective directors or officers or any Person beneficially owning five percent (5%) or more of the outstanding Shares.

Each such Contract described in clauses (A) through (N) above of this Section 5.1(j)(i) is referred to herein as a “Material Contract.”

(ii) Each of the Material Contracts (and those Contracts that would be Material Contracts but for the exception of being filed as exhibits to the Company Reports) is valid and binding on the Company or its Subsidiaries and, to the Company’s Knowledge, each other party thereto and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate with other such failures, are not reasonably likely to have a Company Material Adverse Effect. None of the Company, its Subsidiaries or, to the Company’s Knowledge, any other party is in default under any Material Contract, in each case except for such defaults that, individually or in the aggregate with other such defaults, are not reasonably likely to have a Company Material Adverse Effect.

(k) Real Property. Except as would not reasonably be expected to have a Company Material Adverse Effect, the Company and its Subsidiaries have title, in fee or valid leasehold, easement or other rights, to the land, buildings, structures and other improvements thereon and fixtures thereto necessary to permit the Company and its Subsidiaries to conduct their business as currently conducted.

For the purpose of this Agreement, “Permitted Liens” shall mean (i) statutory Liens for Taxes, special assessments or other governmental or quasi-governmental charges not yet due and payable or which may hereafter be paid without penalty or the amount or validity of which is being contested in good faith by appropriate proceedings, in each case for which sufficient reserves have been established in the financial statements and books and records of the Company in accordance with GAAP (where required by GAAP), (ii) landlords’, warehousemens’, mechanics’, materialmens’, repairmans’, carriers’ or similar Liens that relate to obligations not due and payable and arise in the ordinary course of business, (iii) Liens incurred or deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance, old age pension programs mandated under applicable Laws or other social security regulations, (iv) zoning, building, entitlement and other land use regulations promulgated by Governmental Entities, (v) the interests of the lessors and sublessors of any leased properties, (vi) easements, rights of way and other imperfections of title or encumbrances that do not materially interfere with the present use of, or materially detract from the value of, the property related thereto and (vii) Liens incurred in the ordinary course of business since June 30, 2015 that do not materially and adversely affect the use or operation of the property subject thereto.

(l) Takeover Statutes. To the Company’s Knowledge, no “fair price,” “moratorium,” “control share acquisition” or other similar anti-takeover statute or regulation enacted under state or federal Laws in the United States (each, a “Takeover Statute”) is applicable to the Company, the Shares, the Merger and the other transactions contemplated by this Agreement.

(m) Environmental Matters. Except for such matters that, individually or in the aggregate, are not reasonably likely to have a Company Material Adverse Effect: (A) the Company and its Subsidiaries are in compliance with applicable Environmental Laws since the Applicable Date; (B) the Company and its Subsidiaries possess all permits, licenses, registrations, identification numbers, authorizations and approvals required under applicable Environmental Law for the operation of the business as presently conducted; (C) neither the Company nor any Subsidiary has received any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law during the past two years which has not been resolved; and (D) there are no writs, injunctions, decrees, orders or judgments outstanding, or any judicial actions, suits or proceedings pending or, to the Company’s Knowledge, threatened, concerning compliance by the Company or any Subsidiary with any Environmental Law.

Notwithstanding any other representation or warranty in this Article V, the representations and warranties contained in this Section 5.1(m) constitute the sole representations and warranties of the Company relating to any Environmental Law.

As used herein, the term “Environmental Law” means any applicable law, regulation, code, license, permit, order, judgment, decree or injunction from any Governmental Entity concerning (A) the protection of the environment (including air, water, soil and natural resources) or (B) the use, storage, handling, release or disposal of Hazardous Substances, in each case as in effect on the date of this Agreement.

As used herein, the term “Hazardous Substance” means any substance presently listed, defined, designated or classified as hazardous, toxic or radioactive under any applicable Environmental Law, including petroleum and any derivative or by-products thereof.

(n) Taxes.

(i) Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries (A) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate; (B) have paid all Taxes due and payable or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, independent contractor, creditor, customer, shareholder or third party, except with respect to matters contested in good faith by appropriate proceedings for which sufficient reserves have been established in the financial statements and books and records of the Company in accordance with GAAP (where required by GAAP); and (C) have not waived any statute of limitations with respect to any material amount of Taxes or agreed to any extension of time with respect to any material amount of Tax assessment or deficiency. The most recent financial statements contained in the Company Reports reflect an adequate reserve (in accordance with GAAP) for all material Taxes accrued but not then payable by the Company and its Subsidiaries through the date of such financial statements. There are no Liens for material Taxes upon the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(ii) There are not pending or, to the Company’s Knowledge, threatened in writing, any audits (or other similar proceedings initiated by a Governmental Entity) in respect of Taxes or Tax matters to which the Company is a party.

(iii) There are no unresolved written claims by a Governmental Entity in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or such Subsidiary, as the case may be, is or may be subject to Tax in that jurisdiction.

(iv) Neither the Company nor any of its Subsidiaries has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment pursuant to Section 355 of the Code (or any similar provision of state, local or foreign Tax Law) in the past two years.

(v) Neither the Company nor any of its Subsidiaries has engaged in a “listed transaction” as set forth in Treasury Regulation § 1.6011-4(b)(2).

(vi) Neither the Company nor any of its Subsidiaries (A) is a party to or bound by, or currently has any material liability pursuant to, any Tax sharing, allocation, indemnification or similar agreement or obligation, other than any customary commercial agreement or obligation entered into in the ordinary course of business the primary purpose of which is unrelated to Taxes; (B) is or has been a member of a group (other than a group the common parent of which is the Company or one of its Subsidiaries) filing a consolidated, combined, affiliated, unitary or similar income Tax Return; or (C) has any liability for the Taxes of any Person other than the Company and its Subsidiaries pursuant to Treasury Regulation § 1.1502-6 (or any similar provision of state, local or foreign Tax Law) as a transferee or successor, or otherwise by operation of law.

(vii) The Company has made available to Parent correct and complete copies of (A) all income and other Tax Returns of the Company and each of its Subsidiaries for the three preceding taxable years and (B) any audit report issued within the last three (3) years relating to Taxes of the Company or its Subsidiaries.

(viii) No private letter rulings, technical advice memoranda or similar rulings or agreements (“Rulings”) have been issued or entered into by any Tax authority in the last three (3) years with respect to the Company or any of its Subsidiaries except as set forth on Section 5.1(n) of the Company Disclosure Letter. The Company and its Subsidiaries as applicable have complied in all respects with the requirements of any such Rulings and any such Rulings are valid and will be respected by the applicable Tax authority.

(ix) Notwithstanding any other representation or warranty in this Article V, the representations and warranties contained in Section 5.1(h) and this Section 5.1(n) constitute the sole representations and warranties of the Company relating to any Tax, Tax Return or Tax matter.

As used in this Agreement, (A) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other Taxes, duties or assessments of any kind, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (B) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be supplied to a Tax authority relating to Taxes (including amendments or attachments thereto).

(o) Labor Matters.

(i) Section 5.1(o) of the Company Disclosure Letter sets forth an accurate and complete list of any collective bargaining agreement or other agreement with a labor union or like organization that the Company or any of its Subsidiaries is a party to or otherwise bound by (each, a “Collective Bargaining Agreement”). To the

Company’s Knowledge, as of the date of this Agreement there are no activities or proceedings of any labor or trade union to organize any employees of the Company or any of its Subsidiaries with regard to their employment with the Company or any of its Subsidiaries, and, to the Company’s Knowledge, no such activities or proceedings have occurred within the past three (3) years. As of the date of this Agreement, no Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no strike, dispute, lockout, slowdown, or work stoppage against the Company or any of its Subsidiaries pending or, to the Company’s Knowledge, threatened directly against the Company or any of its Subsidiaries, and no such labor disputes have occurred since the Applicable Date.

(ii) Except as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect, the Company and each of its Subsidiaries are in compliance with all applicable local, state, federal and foreign Laws relating to employment, including Laws relating to discrimination, hours of work and the payment of wages or overtime wages, classification of employees and independent contractors, health and safety, layoffs and plant closings and collective bargaining.

(iii) The consummation of the Merger and the other transactions contemplated by this Agreement will not entitle any labor union, works council or other labor organization to any information, consent, bargaining or other rights with respect to the transactions contemplated by this Agreement.

(iv) The Company and each of its Subsidiaries is, and has been since June 30, 2013, in material compliance with the United States Worker Adjustment and Retraining Notification Act (“WARN”) and any similar or comparable applicable foreign, state, or local law pertaining to facility closings and mass layoffs and has no material liabilities thereunder. Neither the Company nor any of its Subsidiaries has engaged in any plant closings or mass layoffs (as defined in WARN) or similar actions under applicable foreign, state or local law that would reasonably be expected to cause Parent or any of its Affiliates to have any material liability or other material obligation at or following the Effective Time based solely on the actions of the Company or any of its Subsidiaries prior to the Closing Date.

(p) Intellectual Property.

(i) Section 5.1(p)(i) of the Company Disclosure Letter lists all material (A) Patents included in the Company Intellectual Property, (B) Trademarks and (C) Copyrights included in the Company Intellectual Property, in each case, that are the subject of a registration or a pending application for registration (collectively, the “Registered Intellectual Property”). To the Company’s Knowledge, the Registered Intellectual Property is valid, subsisting and enforceable, and is not subject to any outstanding order, judgment or decree adversely affecting the Company’s or its Subsidiaries’ use thereof or rights thereto, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company or one of its

Subsidiaries own the Company Intellectual Property, free and clear of all liens other than Permitted Liens.

(ii) To the Company’s Knowledge, (A) since the Applicable Date, neither the Company nor any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any third party, and (B) no Person is infringing, misappropriating, or otherwise violating any Company Intellectual Property rights, except, in each case, as would not have a Company Material Adverse Effect.

(iii) The Company and its Subsidiaries have taken commercially reasonable measures to protect the confidentiality of the trade secrets and other material confidential information included in the Company Intellectual Property and, to the Company’s Knowledge, such trade secrets have not been disclosed to any Person except pursuant to written non-disclosure agreements, except as would not have a Company Material Adverse Effect.

(iv) Except as would not have a Company Material Adverse Effect, the software, solutions, products or services of the Company and its Subsidiaries, (a) substantially conform to all documentation and written specifications for their use and operate in compliance with all service level agreements, (b) are fully operational, functional and substantially free of material bugs, defects, errors, viruses and other contaminants, (c) have not been subject to a recall or material customer complaints, and (d) do not use or incorporate and are not derived from any shareware, freeware or software subject to an “open source,” “copyleft” or other similar license that requires the licensing, offer or provision of source code owned by the Company or any of its Subsidiaries to others if the applicable software is licensed, made available, distributed or conveyed to others.

(v) Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are in compliance with all applicable Laws and all industry standards and best practices with respect to the integrity, operation, redundancy, disaster recovery and security of their information technology assets and systems, and since the Applicable Date there have been no material (actual or attempted) breaches, outages, corruptions, interruptions or violations of (or deletions or damages to) same.

(vi) For purposes of this Agreement, the following terms have the following meanings:

“Company Intellectual Property” means all Intellectual Property owned by the Company or any of its Subsidiaries.

“Intellectual Property” means all (A) trademarks, service marks, trade names, Internet domain names, trade dress, and other indicia of source or origin, any applications and registrations for the foregoing and the renewals thereof, and all goodwill associated therewith and symbolized thereby (collectively, “Trademarks”); (B) patents (including utility and design patents) and the applications for the same, including any divisions, revisions, supplementary protection certificates, continuations, continuations-in-part, reissues, re-examinations, substitutions and extensions thereof (collectively, “Patents”); (C) trade secrets, know-how, inventions and other proprietary confidential information; and (D) copyrights, including copyrights in all published and unpublished works of authorship, rights in software and any registrations and applications, and renewals, extensions, restorations and reversions thereof (“Copyrights”).

(q) Anti-Corruption Compliance.

(i) None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any officer, director, agent, employee or other person acting on behalf of any of the foregoing has, since September 13, 2010, taken any action that would cause any of the foregoing to be in violation of any provision of the United States Foreign Corrupt Practices Act (the “FCPA”) or the UK Bribery Act 2010.

(ii) None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any officer, director, agent, employee or other person acting on behalf of the foregoing has, since September 13, 2010, offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value to any officer, employee, agent, or any other person acting in an official capacity for any Governmental Entity (each, a “Government Official”), or to any other person under circumstances where the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or persons acting on behalf of any of the foregoing knew or had reason to know that all or a portion of such money or thing of value would be offered, promised, or given, directly or indirectly, to any Government Official, for the purpose of (a) influencing any act or decision of such Government Official in his or her official capacity; (b) inducing such Government Official to do, or omit to do, any act in relation to his or her lawful duty; (c) securing any improper advantage; or (d) inducing such Government Official to influence or affect any act or decision of any Governmental Entity, in each case in order to assist the Company, any of its Subsidiaries, or any of their officers, directors, agents, employees, or persons acting on behalf of any of the foregoing in obtaining or retaining business for or with, or directing business to, any person.

(iii) None of the Company, any of its Subsidiaries, or, to the Company’s Knowledge, any officer, director, agent, employee or other person acting on behalf of any of the foregoing has, since September 13, 2010, made, offered, authorized, or received any unlawful bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment in violation of the FCPA, the UK Bribery Act 2010, or any other applicable anticorruption laws.

(r) Economic Sanctions Compliance.

(i) The Company and each of its Subsidiaries are and, since September 13, 2010, have been in compliance with all applicable economic sanctions laws and regulations, including those administered by the Office of Foreign Assets Control of the United States Department of the Treasury (“OFAC”).

(ii) Except as set forth in Section 5.1(r) of the Company Disclosure Letter, none of the Company or its Subsidiaries is now knowingly engaging in, nor since September 13, 2010 has engaged in, any dealings or transactions with (a) any person that at the time of the dealing or transaction is or was the subject or the target of sanctions administered by OFAC, or (b) any person in Cuba, Iran, Sudan, Syria, North Korea, or the Crimea region of Ukraine.

(iii) Without limiting the foregoing, since September 13, 2010, there have been no claims or investigations, nor are there any pending, or to the Company’s Knowledge, any threatened claims or investigations, by any governmental agency or regulatory authority of potential violations against the Company or any of its Subsidiaries with respect to compliance with economic sanctions laws or regulations.

(s) Export Controls Compliance.

(i) The Company and each of its Subsidiaries has, since September 13, 2010, conducted its export transactions in material accordance with all applicable United States export and re-export control laws, economic sanctions laws, and all other applicable export control laws in other countries in which the Company and its Subsidiaries conduct business (collectively, “Export Control Laws”).

(ii) To the Company’s Knowledge, as of the date of this Agreement, there are no pending or threatened legal or regulatory enforcement proceedings against the Company or any of its Subsidiaries alleging a violation of any of the Export Control Laws.

(iii) No licenses or approvals pursuant to any Export Control Laws are necessary for the transfer of any export licenses or other export approvals to Parent or the Surviving Corporation in connection with the consummation of the Merger, except for any such licenses or approvals the failure of which to obtain would not have a Company Material Adverse Effect.

(t) Insurance. All material errors and omissions, fire and casualty, general liability, business interruption, product liability, and sprinkler and water damage insurance policies maintained by the Company or any of its Subsidiaries (“Insurance Policies”) are in full force and effect and all premiums due with respect to all Insurance Policies have been paid as of the date of this Agreement, except as would not have a Company Material Adverse Effect.

(u) Proxy Statement; Other Information. The Proxy Statement (as defined Section 6.3) will not, at the time it is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting (as defined in Section 6.4), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

(v) Brokers and Finders. Neither the Company nor any of its officers, directors or employees has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger, other than Centerview Partners LLC and Rothschild Inc.

5.2 Representations and Warranties of Parent and Merger Sub. Except as set forth in the corresponding sections or subsections of the disclosure letter delivered to the Company by Parent prior to entering into this Agreement (the “Parent Disclosure Letter” and, together with the Company Disclosure Letter, the “Disclosure Letters”) (it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection to which the relevance of such item is reasonably apparent), Parent and Merger Sub each hereby represents and warrants to the Company that:

(a) Organization, Good Standing and Qualification. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws the State of Delaware and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to be so organized or in good standing, or to have such power or authority, are not, individually or in the aggregate, reasonably likely to prevent, materially delay or impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement. Parent has made available to the Company a complete and correct copy of the certificate of incorporation or certificate of formation and bylaws of Parent and Merger Sub, each as in effect on the date of this Agreement.

(b) Authority. No vote of the holders of capital stock of Parent is necessary pursuant to applicable Law, the certificate of incorporation or bylaws of Parent or otherwise to approve this Agreement and the Merger and the other transactions contemplated by this Agreement. Each of Parent and Merger Sub has all requisite limited liability company or corporate power and authority and has taken all liability company or corporate action necessary in order to execute and deliver this Agreement and to perform its obligations under this Agreement and to consummate the Merger and any other transaction contemplated by this Agreement, subject only to the adoption of this Agreement by Parent as the sole stockholder of Merger Sub, which adoption shall occur immediately following the execution of this Agreement. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding agreement of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(c) Governmental Filings and Approvals; No Violations; Etc.

(i) Other than the filings, reports, approvals and/or notices (A) pursuant to Section 1.3, (B) under the HSR Act, (C) under the Exchange Act, the

Securities Act or foreign or state securities or “blue sky” laws, (D) under stock exchange rules and (E) the filings, approvals and/or notices listed in Section 5.2(c)(i) of the Parent Disclosure Letter (together with the approvals set forth in Section 7.1(b) of the Company Disclosure Letter, the “Antitrust Laws”), no notices, reports or other filings are required to be made by Parent or Merger Sub with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by Parent or Merger Sub from, any Governmental Entity in connection with the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation of the Merger and the other transactions contemplated by this Agreement, except those the failure of which to make or obtain are not, individually or in the aggregate, reasonably likely to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(ii) The execution, delivery and performance of this Agreement by Parent and Merger Sub do not, and the consummation by Parent and Merger Sub of the Merger and the other transactions contemplated by this Agreement will not, constitute or result in (A) a breach or violation of, or a default under, the operating agreement or certificate of incorporation or bylaws of Parent or Merger Sub; (B) with or without notice, lapse of time or both, a breach or violation of, a termination (or right of termination) or a default under, the creation or acceleration of any obligations under, or the creation of a Lien on any of the assets of Parent or Merger Sub pursuant to, any material Contract binding upon Parent or Merger Sub; or (C) assuming compliance with the matters referred to in Section 5.2(c)(i), a violation of any Law to which Parent or Merger Sub is subject, except, in the case of clause (B) or (C) of this Section 5.2(c)(ii), for any such breach, violation, termination, default, creation, acceleration or change that, individually or in the aggregate, is not reasonably likely to prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(d) Litigation. As of the date of this Agreement, there are no civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings pending or, to the knowledge of the officers of Parent, threatened against Parent or Merger Sub that seek to enjoin, or are reasonably likely to have the effect of preventing, making illegal, or otherwise interfering with the Merger and any of the other transactions contemplated by this Agreement. As of the date of this Agreement, neither Parent nor Merger Sub is a party to or subject to the provisions of any judgment, order, writ, injunction, decree or award of any Governmental Entity specifically imposed upon Parent or Merger Sub which, individually or in the aggregate, is reasonably likely to prevent, materially delay or materially impair the ability of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

(e) Financing Ability.

(i) Parent has received and accepted as of the date of this Agreement (A) an executed equity commitment letter from Vista Equity Partners Fund V, L.P. (the “Common Equity Commitment Letter”) to provide, subject to the terms and conditions therein, cash in an amount up to the aggregate amount set forth therein (the “Common

Equity Financing”), which Common Equity Commitment Letter provides that the Company is a third party beneficiary thereto on the terms set forth therein, (B) a redacted executed bridge equity commitment letter (the “Bridge Equity Commitment Letter”) from KSISH Investments, LLC to provide, subject to the terms and conditions therein, equity financing in the aggregate amount set forth therein (the “Bridge Equity Financing”, (C) a redacted executed preferred equity commitment letter from Broad Street Principal Investments, L.L.C. and KSISH Investments, LLC the “Series A Preferred Equity Commitment Letter” and, together with the Bridge Equity Commitment Letter, the “Preferred Equity Commitment Letters”; and, together with the Common Equity Commitment Letter, the “Equity Commitment Letters”) to provide, subject to the terms and conditions therein, preferred equity financing in the aggregate amount set forth therein (the “Series A Preferred Equity Financing” and, together with Bridge Equity Financing, the “Preferred Equity Financing” and, together with the Common Equity Financing, the “Equity Financing” ) (which Preferred Equity Commitment Letters have been redacted to remove fee and closing payment information; provided, that in accordance with customary practice, such redacted terms are confidential and do not affect the conditionality of the Preferred Equity Financing) and (D) an executed debt financing commitment letter, including all exhibits and schedules thereto, and the related fee letter (of which only the fee amounts, price caps and economic “flex” terms have been redacted; provided, that in accordance with customary practice, such redacted terms are confidential and do not affect the conditionality of or the amount of cash proceeds available to Parent and Merger Sub from the Debt Financing (the “Fee Letter”) from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Preferred Equity Commitment Letters, the “Third Party Financing Commitment Letters” and, together with the Common Equity Commitment Letter, collectively, the “Commitment Letters” ) pursuant to which such financial institutions (the “Lenders”) have committed to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement (the “Debt Financing” and, together with the Preferred Equity Financing, the “Third Party Financing” and together with the Common Equity Financing, collectively referred to as the “Financing”). Except for the redactions described above, Parent has delivered to the Company true, correct and complete copies of the executed Commitment Letters and the Fee Letter.

(ii) As of the date of this Agreement, none of the Commitment Letters has been amended or modified in any respect, no such amendment or modification is contemplated and the respective commitments contained in the Commitment Letters have not been withdrawn, terminated, amended, modified or rescinded in any respect. Parent has paid in full any and all fees (including commitment fees and other fees) required to be paid under the Commitment Letters and otherwise in connection with the Financing that are payable on or prior to the date of this Agreement and will pay all additional fees thereunder as they become due. The funding of the Financing is not subject to any conditions precedent or other similar contingencies other than as expressly set forth in the Commitment Letters and, as of the date of this Agreement, the Commitment Letters are (x) in full force and effect and no breach of any term of, or default under, any such Commitment Letters exists and (y) the legal, valid, binding and enforceable obligations of Parent and Merger Sub and, to the Knowledge of Parent, each of the other parties thereto (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity whether considered in a proceeding in equity or at law). As of the date of this Agreement, no event has occurred, which, with or without notice, lapse of time or both, would or could reasonably be expected to constitute a default or breach thereunder on the part of Parent or Merger Sub, or a modification to, or a withdrawal, termination or rescission of, the Commitment Letters. The aggregate proceeds contemplated by the Commitment Letters (including any Replacement Equity Commitment), when funded in accordance therewith, are sufficient to satisfy all of the obligations of Parent and Merger Sub under this Agreement, including (x) the payments described in Section 4.1(a), (y) effecting the repayment or refinancing of all existing indebtedness of the Company and its Subsidiaries as of the Closing Date and (z) paying all fees and expenses related to the Financing and the other transactions contemplated by this Agreement. As of the date of this Agreement, Parent does not have any reason to believe that it will be unable to satisfy on a timely basis any of the conditions that are required to be satisfied by it as a condition to the obligations under the Commitment Letters prior to the expiration thereof nor does Parent have knowledge that any of the other parties to the Commitment Letters will not perform their respective obligations thereunder.

(iii) None of Parent, Merger Sub or any of their respective Affiliates has entered into any Contract with any Person (x) awarding any Person any financial advisory role on an exclusive basis or (y) prohibiting or seeking to prohibit such Person from providing or seeking to provide financing to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

As used in this Agreement, the term “Marketing Period” means the first period of eighteen (18) consecutive business days commencing after the later of (I) the Shortfall Notice Date, (II) the fifth (5th) business day after the date on which the definitive Proxy Statement has been mailed to the holders of Shares and (III) the date on which the condition set forth in Section 7.1(b) is satisfied or would reasonably be expected to be satisfied on or prior to the date of the Company Stockholders Meeting, and throughout and at the end of which (a) Parent has the Required Information from the Company; provided, that if the Company shall in good faith reasonably believe it has provided the Required Information, it may deliver to Parent a written notice to that effect (stating when it believes it completed such delivery), in which case the Company shall be deemed to have provided the Required Information on the date specified in the notice (which date shall not be earlier than the date of such notice) unless Parent in good faith reasonably believes the Company has not completed the delivery of the Required Information and not later than 5:00 p.m. (New York City Time) five (5) business days following the date of the delivery of such notice by the Company delivers a written notice to the Company to that effect (stating which Required Information has not been delivered) and (b)(i) the conditions set forth in Sections 7.1 and 7.2 are satisfied (other than Section 7.1(a) and Section 7.1(b) and except for those conditions that by their nature are to be satisfied at the Closing), (ii) nothing has occurred and no condition exists that would cause any of the conditions set forth in Sections 7.1 and 7.2 (other than Section 7.1(a) and Section 7.1(b)) to fail to be satisfied assuming the Closing were to be scheduled for any time during such 18 consecutive business day period and (iii) the condition set forth in Section 7.1(b) is reasonably capable of being satisfied prior to or during the last five (5) consecutive business days during such eighteen (18) consecutive business day period; it being understood that (x) the Marketing Period shall not commence if the condition set forth in this clause (iii) is not satisfied on what would otherwise be the first day of the Marketing Period and (y) if the Marketing Period does commence, the Marketing Period will be tolled by each business day following such eighteen (18) consecutive business day period during which the condition set forth in Section 7.1(b) has not been satisfied or waived; provided that (w) if the Marketing Period has not ended on or prior to November 24, 2015 and would otherwise include November 25, 2015, November 26, 2015 or November 27, 2015, it shall not be required to be consecutive solely to the extent it would include November 25, 2015, November 26, 2015 or November 27, 2015 and the Marketing Period will be extended by the number of days in such period that would otherwise be included in the Marketing Period, (x) if the Marketing Period has not ended on or prior to December 18, 2015, the Marketing Period shall not be deemed to have commenced prior to January 5, 2016 for any purpose hereunder, (y) the Marketing Period shall not be deemed to have commenced if after the date of this Agreement and prior to the completion of the Marketing Period, (A) Deloitte & Touche LLP shall have withdrawn its audit opinion with respect to any of the financial statements contained in the Required Information, including Company Reports filed after the date hereof, in which case the Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect to such financial statements by Deloitte & Touche LLP or another independent accounting firm reasonably acceptable to Parent, (B) the financial statements included in the Required Information that is available to Parent on the first day of any such 18 consecutive business day period would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such eighteen (18) consecutive business day period to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such eighteen (18) consecutive business day period, in which case the Marketing Period shall not be deemed to commence until the receipt by Parent of updated Required Information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement on Form S-1 using such financial statements to be declared effective by the SEC on the last day of such new eighteen (18) consecutive business day period or (C) the Company shall have announced any intention to restate any historical financial statements of the Company or other financial information included in the Required Information, or that any such restatement is under consideration or may be a possibility, in which case the Marketing Period shall not be deemed to commence unless and until such restatement has been completed and the applicable Required Information has been amended or the Company has announced that it has concluded no such restatement shall be required, and (z) the Marketing Period shall end on any earlier date that is the date on which the proceeds of the Debt Financing are obtained. As used in this definition, the term “Shortfall Notice Date” means the date on which the Company notifies Parent as to whether there will be a Shortfall Amount, and if so, its reasonable best estimate of the amount of such Shortfall Amount, together with the supporting documentation for the determination of such Shortfall Amount), which date shall be no later than the later of (i) twenty (20) business days following the commencement of the Debt Tender Offers and (ii) thirty-one (31) days following the commencement of the Change of Control Offers, and the term “Shortfall Amount” means such amount, as determined in accordance with each of the Existing Indentures, as may be required to be deducted from the aggregate principal amount of the term loan facility in respect of the Debt Financing in order that the aggregate principal amount of such term loan facility, if fully funded on the Closing Date, together with the aggregate principal amount of any other secured indebtedness of the Company and its subsidiaries, would not, as of such date, determined in accordance with each of the Existing Indentures (1) exceed the amount of indebtedness permitted to be secured pursuant to Section 4.08 of each of the Existing Indentures or (2) require any of the Existing Notes to be equally and ratably secured with any secured indebtedness of the Borrowers pursuant to Section 4.08 of each of the Existing Indentures.

As used in this Agreement, the term “Required Information” means (i) the financial statements required under paragraphs 8 and 9 of Exhibit D of the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) all other financial statements and financial and other data and information regarding the Company and its Subsidiaries of the type and form required by Regulation S-X and Regulation S-K under the Securities Act for registered offerings of securities on Form S-1, and of the type and form and for the periods, in each case, customarily included in Offering Documents used to syndicate credit facilities of the type to be included in the Debt Financing and in Offering Documents used in private placements of debt securities under Rule 144A of the Securities Act (it being understood none of such information need include financial statements required by Rules 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, Compensation Discussion and Analysis or other information required by Item 402 of Regulation S-K under the Securities Act and the executive compensation and related person disclosure rules related to SEC Release Nos. 33-8732A, 34-54302A and IC-2744A), to consummate the offerings or placements of any debt securities, in each case assuming that such syndication of credit facilities and offering(s) of debt securities were consummated at the same time during the Company’s fiscal year as such syndication and offering(s) of debt securities will be made and (iii) all other financial data that would be reasonably necessary for the Investment Banks to receive customary “comfort” letters (including “negative assurance” comfort) from the independent accountants of the Company in connection with the offering of the Notes (and drafts of such “comfort” letters (which shall provide customary “negative assurance” comfort)), which such accountants are prepared to issue upon completion of customary procedures, in form and substance customary for private placements of high yield debt securities; provided, that with respect to the pro forma and summary financial data required to be delivered pursuant to this definition, such pro forma and summary financial data shall not be considered a part of the Required Information unless Parent has provided to the Company reasonably in advance of when the Marketing Period otherwise would begin if the Required Information did not include such pro forma and summary financial data (a) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by Parent to be reflected in such pro forma and summary financial data and (b) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma and summary financial data, which assumptions shall be the responsibility of Parent (excluding the preliminary allocation of purchase price).

(f) Solvency. Neither Parent nor Merger Sub is entering into this Agreement with the intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (i) satisfaction of the conditions to Parent’s and Merger Sub’s obligations to consummate the Merger and (ii) that the most recent financial forecasts of the Company and its Subsidiaries made available to Parent were prepared in good faith based upon assumptions that were, at the time made, and continue to be, at the Effective Time, reasonable, then immediately after the Effective Time and giving effect to the consummation of the transactions contemplated by this Agreement (including the debt and equity financings being entered into in connection therewith), each of Parent and Merger Sub is Solvent as of the date of this Agreement, and each of Parent and the Company and its Subsidiaries (on a consolidated basis) will, after giving effect to the Merger or any other transaction contemplated by this Agreement, including the funding of the Financing and any Alternative Financing, payment of the Per Share Merger Consideration, and payment of all other amounts required to be paid in connection with the consummation of the Merger or any other transaction contemplated by this Agreement and the payment of all related fees and expenses, be Solvent at and after the Closing. As used in this Section 5.2(f), the term “Solvent” shall mean, with respect to a particular date, that on such date, (a) the sum of the assets, at a fair valuation, of Parent and, after the Closing, the Company and its Subsidiaries (on a consolidated basis) and of each of them (on a stand-alone basis) will exceed their debts, (b) Parent and, after the Closing, the Company and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) has not incurred and does not intend to incur, and does not believe that it will incur, debts beyond its ability to pay such debts as such debts mature, and (c) Parent has and, after the Closing, the Company and its Subsidiaries (on a consolidated basis) and each of them (on a stand-alone basis) will have, sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.2(f), “debt” means any liability on a claim, and “claim” means any (i) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, and (ii) right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

(g) Limited Guarantee. Concurrently with the execution and delivery of this Agreement, Parent has delivered to the Company the Limited Guarantee duly executed by the Guarantor in favor of the Company. The Limited Guarantee has been duly executed and delivered by the Guarantor and is a valid and binding agreement of the Limited Guarantee, enforceable against the Guarantor in accordance with its terms, subject to the Bankruptcy and Equity Exception, and no event has occurred, which, with or without notice, lapse of time or both, would result in a default by the Guarantor under the Limited Guarantee.

(h) Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 100 shares of common stock, par value $0.01 per share, all of which are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at all times through the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent, free and clear of all Liens. Merger Sub has not conducted any business prior to the date hereof and has no, and at no time prior to the Effective Time will have any, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(i) Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Merger or any other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub for which the Company could have any liability.

(j) Ownership of Company Capital Stock. Other than as a result of this Agreement, none of Parent, Merger Sub or any of their respective general or limited partners, stockholders, directors, officers, employees, managers or members owns any Shares.

(k) Interest in Competitors. Except as set forth on Section 5.2(k) of the Parent Disclosure Letter, none of Parent, Merger Sub or the Guarantor owns a 5% or greater equity interest, nor to the Knowledge of Parent and Merger Sub do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent, Merger Sub or the Guarantor under the HSR Act, in any Person that would reasonably be deemed to be competitive with the business of the Company and its Subsidiaries. For purposes of the Agreement, “Knowledge of Parent and Merger Sub” means the actual knowledge of Robert Smith, David Breach, Christian Sowul and Andrew Tate.

(l) Takeover Statutes. No Takeover Statute or anti-takeover provision in the certificate of incorporation or bylaws of Parent or Merger Sub is applicable to Parent or Merger Sub, the Merger and the other transactions contemplated by this Agreement.

(m) Information Supplied. The statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein will not, at the time the Proxy Statement is filed with the SEC, or at the time it is first mailed to the stockholders of the Company or at the time of the Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, and will comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(n) No Other Company Representations or Warranties. Except for the representations and warranties set forth in Section 5.1, Parent and Merger Sub hereby acknowledge and agree that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to any information provided, disclosed or delivered to Parent or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, will have or be subject to any liability or indemnification obligation to Parent, Merger Sub or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub or any other Person, or the use by Parent, Merger Sub or any other Person, of any such information provided or made available to them by the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans, cost-related plans or other material provided or made available to Parent, Merger Sub or any other Person in certain “data rooms,” confidential information memoranda, management presentations or due diligence discussions in anticipation or contemplation of any of the transactions contemplated by this Agreement.

(o) Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Parent and Merger Sub, Parent and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan and cost-related plan information, regarding the Company, its Subsidiaries and their respective businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans and cost-related plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information, business plans or cost-related plans), and that Parent and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, or any other Person, with respect thereto. Accordingly, Parent and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements, business plans or cost-related plans).

ARTICLE VI

Covenants

6.1 Interim Operations.

(a) The Company covenants and agrees as to itself and its Subsidiaries that, after the date hereof and prior to the Effective Time (unless Parent shall otherwise approve in writing (such approval not to be unreasonably withheld, delayed or conditioned)), and except as otherwise expressly contemplated or expressly permitted by this Agreement or as required by applicable Law, the business of it and its Subsidiaries shall be conducted in all material respects in the ordinary course of business and, to the extent consistent with the foregoing, the Company and its Subsidiaries shall use their respective commercially reasonable efforts to preserve their business organizations substantially intact, maintain satisfactory relationships with Governmental Entities, customers and suppliers having significant business dealings with them and keep available the services of their key employees; provided that any action specifically permitted by clauses (i)-(xix) of this Section 6.1(a) shall be deemed in compliance with this sentence. In furtherance of the foregoing, from the date of this Agreement until the Effective Time, except (w) as otherwise contemplated or permitted by this Agreement, (x) as Parent may approve in writing (such approval not to be unreasonably withheld, delayed or conditioned), (y) as is required by applicable Law or any Governmental Entity or (z) as set forth in Section 6.1(a) of the Company Disclosure Letter, the Company will not and will not permit its Subsidiaries to:

(i) adopt any change in its certificate of incorporation or bylaws or other applicable governing documents;

(ii) merge or consolidate the Company or any of its Subsidiaries with any other Person, except for any such transactions among wholly owned Subsidiaries of the Company;

(iii) make any acquisition of any business or any assets, other than acquisitions of assets acquired from the Company’s vendors in the ordinary course of business of the Company and its Subsidiaries;

(iv) issue, sell, pledge, dispose of, grant, transfer, encumber or authorize the issuance, sale, pledge, disposition, grant, transfer, lease, license, guarantee or encumbrance of, any shares of capital stock of the Company or any of its Subsidiaries or securities convertible or exchangeable into or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities (other than (A) in respect of Company Options, RSUs and PSUs outstanding as of the date of this Agreement in accordance with their terms or (B) the issuance of shares by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary of the Company);

(v) make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly owned United States Subsidiary of the Company;

(vi) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for (A) dividends paid by any direct or indirect wholly owned Subsidiary of the Company to the Company or to any other direct or indirect wholly owned Subsidiary of the Company and (B) regular quarterly dividends declared and paid at such time and in such amounts as is reasonably consistent with the Company’s historical practice; provided that in no event shall such regular quarterly dividend exceed $0.225 per Share) or enter into any agreement with respect to the voting of its capital stock;

(vii) except for transactions among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire any of its capital stock or securities convertible or exchangeable into or exercisable for any shares of its capital stock (other than the retention or acquisition of any Shares tendered by current or former employees or directors in order to pay the exercise price of any Company Options or Taxes in connection with the exercise or vesting of Company Options, RSUs or PSUs);

(viii) incur any indebtedness for borrowed money or guarantee such indebtedness of another Person (other than a wholly owned Subsidiary of the Company), or issue or sell any debt securities or warrants or other rights to acquire any debt security of the Company or any of its Subsidiaries, other than indebtedness incurred in the ordinary course of business in an aggregate principal amount not to exceed $5,000,000 outstanding at any time that may be repaid at any time without penalty;

(ix) make any material changes with respect to financial accounting policies or procedures, except as required by GAAP;

(x) except as with respect to Transaction Litigation, which shall be governed by Section 6.15, and appraisal litigation which shall be governed by Section 4.2(f), settle any litigation or other proceedings before a Governmental Entity if such settlement (A) with respect to the payment of monetary damages, involves the payment of monetary damages that exceed $2,000,000 individually or $10,000,000 in the aggregate during any calendar year, net of any amount covered by insurance or indemnification or (B) with respect to any non-monetary terms and conditions therein, imposes or requires actions that would have a material effect on the continuing operations of the Company or its Subsidiaries;

(xi) (A) make or change any material Tax election; (B) settle, consent to or compromise any material Tax claim or assessment or surrender a right to a material Tax refund; (C) consent to any extension or waiver of any limitation period with respect to any material Tax claim or assessment; (D) file an amended Tax Return; (E) enter into a closing agreement with any Governmental Entity regarding any material Tax; or (F) change any method of tax accounting;

(xii) transfer, sell, lease, license, mortgage, pledge, surrender, encumber, divest, cancel, abandon or allow to lapse or expire or otherwise dispose of any assets, licenses, rights, operations, product lines or businesses of the Company or its Subsidiaries, including capital stock of any of its Subsidiaries, other than Permitted Liens or (A) transactions solely among the Company and/or its wholly owned Subsidiaries that would not result in a material increase in the Tax liability of the Company and its Subsidiaries, (B) licenses to customers and resellers in the ordinary course of business with respect to any Intellectual Property, (C) transactions involving the sales, leases, licenses or other dispositions of assets (other than pursuant to clause (B)) with a fair market value not in excess of $1,000,000 individually or $5,000,000 in the aggregate or (D) pursuant to Contracts in effect as of the date of this Agreement;

(xiii) (A) other than as required pursuant to the terms of any Benefit Plan in effect on the date hereof, as required by applicable Law or in the ordinary course of business consistent with past practice for employees of the Company or its Subsidiaries who hold a position of vice president or below and have an annual base salary below $200,000 (“Non-Management Employees”): (1) enter into or amend any agreement providing compensation or benefits to any Service Provider, except for amendments that do not materially increase compensation or benefits, (2) enter into, adopt, amend, modify or terminate any compensation or benefit plans (other than routine amendments or renewals to health and welfare plans (other than severance plans) that do not materially increase benefits or result in materially increased costs), (3) increase the benefits or compensation provided to any current or former Service Provider except for salary and/or target bonus opportunity increases granted in connection with and corresponding to any promotion or job change (to the extent that such increases are in the ordinary course of business and consistent with past practice) and (B) other than as required by applicable Law or as required pursuant to the terms of any Benefit Plan in effect on the date hereof: (1) discretionarily accelerate the vesting or payment of any cash or equity award held by any former or current Service Provider; (2) hire or engage the services of any individual who is expected to hold a position of vice president or above and have an annual base salary equal to or above $200,000 (each, a “Management Employee”) other than any individual replacing a former employee who was a Management Employee (but who is not an executive officer); (3) take any action to fund or secure the payment of any amounts under any Benefit Plan; (4) change any assumptions used to calculate funding or contribution obligations under any Benefit Plan, or increase or accelerate the funding rate in respect of any Benefit Plan, other than as required by GAAP; (5) loan or advance any money or other property to any Service Provider, other than routine advances for business expenses in the ordinary course of business or (6) pay any severance in excess of what is legally required (it being understood that any exceptions under this Section 6.1(a)(xiii) will not apply to any actions otherwise prohibited by Section 6.1(a)(iv);

(xiv) adopt or implement any stockholder rights plan or similar arrangement, in each case, applicable to the Merger or any other transaction consummated with Parent after giving effect to Parent’s rights under Section 6.2(g);

(xv) enter into any Contract which would limit (i) the incurrence of indebtedness or (ii) the declaration and payment of the dividends in respect of the Shares, RSUs and PSUs pursuant to Section 6.1(a)(vi) by the Company or its Subsidiaries;

(xvi) except as required by applicable Law or GAAP, (A) revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, other than in the ordinary course of business; or (B) make any material change in any of its accounting principles or practices;

(xvii) (A) incur or commit to incur any capital expenditures other than (1) capital expenditures not to exceed $35,000,000 in the aggregate during any six month period from July 1, 2015 to Closing; or (2) pursuant to obligations imposed by Material Contracts, in the case of this clause (2), to the extent that such capital expenditures do not exceed $5,000,000 individually; (B) other than in the ordinary course of business consistent with past practice, enter into, modify, amend or terminate any Material Contract; (C) maintain insurance at less than current levels or otherwise in a manner inconsistent with past practice; (D) engage in any transaction with, or enter into any agreement, arrangement or understanding with, any Affiliate of the Company or other Person covered by Item 404 of Regulation S-K promulgated by the SEC that would be required to be disclosed pursuant to Item 404; (E) effectuate a “plant closing,” “mass layoff” (each as defined in WARN) or other employee layoff event affecting in whole or in part any site of employment, facility, operating unit or employee; (F) grant any material refunds, credits, rebates or other allowances to any end user, customer, reseller or distributor, in each case other than in the ordinary course of business; or (G) waive or release any material claim other than in the ordinary course of business;

(xviii) propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(xix) agree, authorize or commit to do any of the foregoing.

(b) Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

6.2 Acquisition Proposals.

(a) Go Shop. Notwithstanding anything in this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. (New York City time) on the twenty-eighth (28th) calendar day after the date of this Agreement (the “Go-Shop Period”), the Company and its Subsidiaries and their respective directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives (such directors, officers, employees, investment bankers, attorneys, accountants and other advisors or representatives, collectively, “Representatives”) shall have the right to:

(i) initiate, solicit and encourage any inquiry or the making of any proposals or offers from a single Person who is not an investment fund or a financial sponsor and who has made a written Acquisition Proposal prior to the date hereof (the “Excluded Person” ) that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal and to otherwise facilitate any effort or attempt by the Excluded Person to make an Acquisition Proposal, including by way of providing access to non-public information to the Excluded Person pursuant to an Acceptable Confidentiality Agreement; provided, that the Company shall promptly (and in any event within twenty-four (24) hours thereafter) make available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to the Excluded Person that was not previously made available to Parent or Merger Sub;

(ii) initiate, engage in, continue or otherwise participate in any discussions or negotiations with the Excluded Person regarding any Acquisition Proposal; or

(iii) otherwise cooperate with, assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations with, or any effort or attempt to make any Acquisition Proposal by, the Excluded Person.

(b) No Solicitation. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, except as may relate to the Excluded Person (x) prior to the twenty-ninth (29th) calendar day after the date of this Agreement (the “Cut-Off Date”) and (y) after the Cut-Off Date if the Company has received from the Excluded Person during the Go-Shop Period a written Acquisition Proposal that the Company Board or the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) would reasonably be expected to lead to a Superior Proposal, and except as permitted by this Section 6.2, neither the Company nor any of its Subsidiaries nor any of the directors and officers of it or its Subsidiaries shall, and the Company shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly:

(i) initiate, solicit, propose or knowingly encourage or facilitate any inquiries or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, any Acquisition Proposal;

(ii) engage in, continue or otherwise participate in any discussions (other than informing any Person of the provisions contained in this Section 6.2(b)) or negotiations regarding, or provide any non-public information or data to any Person relating to, any Acquisition Proposal or any proposal or offer that would reasonably be expected to lead to an Acquisition Proposal;

(iii) otherwise knowingly facilitate any effort or attempt to make an Acquisition Proposal; or

(iv) approve, endorse, recommend, or execute or enter into any letter of intent, agreement in principle, term sheet, memorandum of understanding, merger agreement, acquisition agreement or other similar Contract relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (an “Alternative Acquisition Agreement”).

For the avoidance of doubt, notwithstanding the occurrence of the Cut-Off Date, if the Company has received from the Excluded Person during the Go-Shop Period a written Acquisition Proposal that the Company Board or the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) would reasonably be expected to lead to a Superior Proposal, the Company may continue to engage in the activities described in Section 6.2(a) with respect to the Excluded Person, including with respect to any amended proposal submitted by the Excluded Person following the Cut-Off Date, and the restrictions set forth in this Section 6.2(b) shall not apply with respect thereto.

(c) Exceptions. Notwithstanding anything to the contrary in this Agreement, including the occurrence of the Cut-Off Date, at any time prior to the time, but not after, the Requisite Company Vote is obtained, the Company and its Representatives may (A) provide information in response to a request therefor by a Person who has made a bona fide written Acquisition Proposal if the Company did not materially violate Section 6.2(b) in respect of such Person and receives from such Person an executed confidentiality agreement on terms that, taken as a whole, are not materially less restrictive to the other party than those contained in the Confidentiality Agreement (as defined in Section 9.7) (it being understood that such confidentiality agreement need not contain a standstill provision or otherwise prohibit the making, or amendment, of an Acquisition Proposal (any confidentiality agreement satisfying the criteria of this clause (A) being an “Acceptable Confidentiality Agreement”)), and promptly (and in any event within twenty-four (24) hours thereafter) makes available to Parent and Merger Sub any material non-public information concerning the Company or its Subsidiaries that the Company provides to any such Person that was not previously made available to Parent or Merger Sub; (B) engage or participate in any discussions or negotiations with any Person who has made such a bona fide written Acquisition Proposal; or (C) after having complied with Section 6.2(g), authorize, adopt, approve, recommend or otherwise declare advisable or propose to authorize, adopt, approve, recommend or declare advisable (publicly or otherwise) such an Acquisition Proposal, if and only to the extent that, (x) prior to taking any action described in clause (A), (B) or (C) above, the Company Board or the Special Committee determines in good faith after consultation with its outside legal counsel that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, (y) in each such case referred to in clause (A), (B) or (C), the Company Board or the Special Committee has determined in good faith based on the information then available and after consultation with its financial advisor and outside legal counsel that such Acquisition Proposal either constitutes a Superior Proposal or is reasonably likely to result in a Superior Proposal and (z) in the case referred to in clause (C) above, the Company Board or the Special Committee determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal is a Superior Proposal.

(d) Notice of Acquisition Proposals. The Company agrees that it will promptly (and, in any event, within twenty-four (24) hours) notify Parent if any proposals or offers with respect to an Acquisition Proposal are received by, any non-public information is requested from, or any discussions or negotiations regarding an Acquisition Proposal are sought to be initiated or continued with, it or any of its Representatives indicating, in connection with such notice, the material terms and conditions of any proposals or offers (including, if applicable, copies of any written requests, proposals or offers, including proposed agreements, redacted, if necessary, to remove the identity of the Person making the proposal or offer) and thereafter shall keep Parent reasonably informed, on a prompt basis, of the status and material terms of any such proposals or offers (including any amendments thereto) and the status of any such discussions or negotiations.

(e) Definitions. For purposes of this Agreement:

“Acquisition Proposal” means (i) any proposal or offer with respect to a merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, recapitalization, reorganization, share exchange, business combination or similar transaction involving the Company and/or any of its Significant Subsidiaries or (ii) any direct or indirect acquisition by any Person resulting in, or proposal or offer, which if consummated would result in, any Person becoming the beneficial owner, directly or indirectly, in one or a series of related transactions, of 15% or more of the total voting power or of any class of equity securities of the Company, or 15% or more of the consolidated total assets (including equity securities of its Subsidiaries) of the Company, in the case of each of clause (i) and clause (ii), other than the Merger.

“Superior Proposal” means a bona fide Acquisition Proposal that does not arise out of or result from a material violation by the Company of Section 6.2(b) and would result in any Person becoming the beneficial owner, directly or indirectly, of more than 50% of the assets (on a consolidated basis) or more than 50% of the total voting power of the equity securities of the Company that the Company Board or the Special Committee has determined in its good faith judgment (after taking into account any revisions to the terms of the transaction contemplated by Section 6.2) is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financial (including as to financing) aspects of the proposal and would, if consummated, result in a transaction more favorable to the Company’s stockholders (in their capacities as such) from a financial point of view than the Merger (after taking into account any revisions to this Agreement made or proposed to by Parent in writing prior to the time of such determination).

(f) No Change of Recommendation or Alternative Acquisition Agreement. The Company Board and each committee of the Company Board (including the Special Committee) shall not:

(i) (A) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Parent or Merger Sub, the Company Recommendation with respect to the Merger, (B) fail to include the Company Recommendation in the Proxy Statement, (C) recommend (publicly or otherwise) an Acquisition Proposal or (D) fail to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D promulgated under the Exchange Act within ten (10) business days after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (it being understood and agreed that any communication made in accordance with Section 6.2(h)(ii), or the failure by the Company Board or the Special Committee to take a position with respect to such tender offer or exchange offer, shall not be deemed a Change of Recommendation if such communication is made or such position is taken prior to the tenth (10th) business day after the commencement (within the meaning of Rule 14d-2 under the Exchange Act) of such tender offer or exchange offer (any action described in clauses (A) through (D), a “Change of Recommendation”); or

(ii) cause or permit the Company or any Subsidiary of the Company to enter into an Alternative Acquisition Agreement (other than any Acceptable Confidentiality Agreement entered into in accordance with Section 6.2(c)) relating to any Acquisition Proposal.

(g) Change of Recommendation. Notwithstanding anything to the contrary in this Agreement, at any time prior to the time, but not after, the Requisite Company Vote is obtained, the Company Board or the Special Committee may make a Change of Recommendation in connection with a Superior Proposal or in response to an event, occurrence, development or state of facts or circumstances occurring after the date hereof that was neither known to, nor reasonably foreseeable by, the Company Board or the Special Committee prior to the date hereof, in either case, if the Company Board or the Special Committee determines in good faith, after consultation with outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, and may also terminate this Agreement pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; provided, however, that the Company Board or the Special Committee shall not take such action unless:

(i) the Company shall have complied in all material respects with its obligations under this Section 6.2(g);

(ii) the Company shall have provided prior written notice (a “Determination Notice”) to Parent at least 72 hours in advance (the “Notice Period”) to the effect that the Company Board or the Special Committee intends to take such action and specifying in reasonable detail the circumstances giving rise to such proposed action, including, in the case such action is proposed to be taken in connection with a Superior Proposal, the information specified by Section 6.2(d) with respect to such Superior Proposal;

(iii) the Company shall have, and shall have caused its financial and legal advisors to have, during the Notice Period, negotiated with Parent and its Representatives in good faith (to the extent Parent desires to negotiate) to make such adjustments in the terms and conditions of this Agreement such that the failure to take such action would no longer be inconsistent with the directors’ fiduciary duties under applicable Law; provided, however, that in the event of any material revisions to the terms of such Superior Proposal, the Company shall be required to deliver a new Determination Notice to Parent and to comply with the requirements of this Section 6.2(g)(iii) with respect to such new Determination Notice and the revised Superior Proposal contemplated thereby, except that the Notice Period commencing upon the delivery of such new Determination Notice shall be reduced to 48 hours;

(iv) at or following the end of such Notice Period, the Company Board or the Special Committee shall have determined in good faith, after consultation with its financial advisor and outside legal counsel, that failure to take such action would continue to be inconsistent with the directors’ fiduciary duties under applicable Law (taking into account any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination pursuant to clause (iii) above); and

(v) in the event of a termination of this Agreement to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal, the Company shall have validly terminated this Agreement in accordance with Section 8.3(a) and paid the Company Termination Fee in accordance with Section 8.5(b)(iii).

(h) Certain Permitted Disclosure. Nothing contained in this Section 6.2 shall be deemed to prohibit the Company or the Company Board or the Special Committee from (i) complying with its disclosure obligations under U.S. federal or state Law with regard to an Acquisition Proposal, including taking and disclosing to the Company’s stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to the Company’s stockholders), or (ii) making any “stop-look-and-listen” communication to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the Company’s stockholders); provided, however, that the Company Board or the Special Committee shall not make or resolve to make a Change of Recommendation except in accordance with Section 6.2(g).

(i) Existing Discussions. Other than with respect to the Excluded Person, the Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal, request the prompt return or destruction of all non-public information concerning the Company or its Subsidiaries theretofore furnished to any such Person with whom a confidentiality agreement was entered into at any time and shall cease providing any further information to any such Person or its Representatives and terminate all access granted to any such Person and its Representatives to any physical or electronic data room. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence hereof of the obligations undertaken in this Section 6.2.

(j) Standstill Provisions. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VIII, the Company shall not release any third party from, or waive, amend or modify any provision of, or grant permission under or fail to enforce, any standstill provision in any confidentiality agreement in connection with an Acquisition Proposal to which the Company is a party that remains in effect following the execution of this Agreement; provided, that, notwithstanding anything to the contrary contained in this Agreement, if the Company Board determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law, the Company may waive any such standstill provision to the extent necessary to permit a third party to make an Acquisition Proposal.

(k) Breach By Representatives. The Company agrees that any material breach of this Section 6.2 by any of its Representatives shall be deemed to be a breach of this Agreement by the Company.

6.3 Proxy Filing. The Company shall prepare and file with the SEC, as promptly as practicable after the date of this Agreement (and in any event no later than 15 business days), a proxy statement in preliminary form relating to the Stockholders Meeting (as defined in Section 6.4) (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”) and, subject to Section 6.2, shall include the Company Recommendation in the Proxy Statement. Each of Parent and the Company shall provide the other with the information contemplated by Section 6.5(c) and shall otherwise reasonably assist and cooperate with the other in connection with any of the actions contemplated by this Section 6.3, including the preparation, filing and distribution of the Proxy Statement and the resolution of any comments in respect thereof received from the SEC.

6.4 Stockholders Meeting. The Company will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all action necessary to convene a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the adoption of this Agreement. Following the distribution of the Proxy Statement pursuant to Section 6.3, the date of the Stockholders Meeting may not be changed without the consent of Parent (not to be unreasonably withheld, conditioned or delayed). Subject to Section 6.2 hereof, the Company Board shall recommend such adoption and shall take all lawful action to solicit such adoption of this Agreement.

6.5 Filings; Other Actions; Notification.

(a) Proxy Statement. The Company shall promptly notify Parent of the receipt of any comments of the SEC with respect to the Proxy Statement and of any request by the SEC for any amendment or supplement thereto or for additional information and shall promptly provide to Parent copies of all correspondence between the Company and/or any of its Representatives and the SEC with respect to the Proxy Statement. The Company and Parent shall each use its reasonable best efforts to promptly provide responses to the SEC with respect to all comments received in respect of the Proxy Statement by the SEC and the Company shall cause the definitive Proxy Statement to be mailed as promptly as reasonably practicable (and in any event no later than five (5) business days) after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.

(b) Cooperation. Subject to the terms and conditions set forth in this Agreement, the Company and Parent shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) their respective reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Laws, including the Antitrust Laws, to consummate and make effective the Merger as soon as practicable, including preparing and filing as promptly as practicable (and in any event shall make all filings pursuant to the HSR Act within ten (10) days of the date hereof) all documentation to effect all necessary notices, reports and other filings and to obtain as promptly as practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger and the other transactions contemplated by this Agreement. The Company and Parent will each request early termination of the waiting period with respect to the Merger under the HSR Act. Subject to applicable Laws relating to the exchange of information, Parent and the Company shall have the right to review in advance and, to the extent practicable, each will consult with the other on and consider in good faith the views of the other in connection with, all of the information relating to Parent or the Company, as the case may be, and any of their respective Subsidiaries, that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement. In exercising the foregoing rights, each of the Company and Parent shall act reasonably and as promptly as practicable. Nothing in this Agreement shall require the Company or its Subsidiaries to take or agree to take any action with respect to its business or operations unless the effectiveness of such agreement or action is conditioned upon Closing.

(c) Information. Subject to applicable Laws, the Company and Parent each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement or any other statement, filing, notice or application made by or on behalf of Parent, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger, and shall provide the other party with final copies of any filings made with a Governmental Entity, with the exception of material responsive to a request for additional information from the DOJ or FTC.

(d) Status. Subject to applicable Laws and the instructions of any Governmental Entity, the Company and Parent each shall keep the other apprised of the status of matters relating to completion of the Merger, including promptly furnishing the other with copies of notices or other communications received by Parent or the Company, as the case may be, or any of its Subsidiaries, from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. Neither the Company nor Parent shall permit any of its officers or any other Representatives to participate in any meeting or substantive telephone discussion with any Governmental Entity in respect of any filings, investigation or other inquiry with respect to the Merger unless, to the extent practicable, (i) it consults with the other Party in advance and (ii) to the extent permitted by such Governmental Entity, gives the other Party the opportunity to attend and participate in such meeting or substantive telephone discussion.

(e) Regulatory Matters. Subject to the terms and conditions set forth in this Agreement, without limiting the generality of the other undertakings pursuant to this Section 6.5, each of the Company (in the case of Section 6.5(e)(i) and Section 6.5(e)(iii) set forth below) and Parent (in all cases set forth below) agree to take or cause to be taken the following actions:

(i) the prompt provision to each and every federal, state, local or foreign court or Governmental Entity with jurisdiction over enforcement of any applicable antitrust or competition Laws (“Government Antitrust Entity”) of non-privileged information and documents requested by any Government Antitrust Entity or that are necessary, proper or advisable to permit consummation of the transactions contemplated by this Agreement;

(ii) the prompt use of its reasonable best efforts to avoid the entry of any permanent, preliminary or temporary injunction or other order, decree, decision, determination or judgment that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, including, without limitation, the defense through litigation on the merits of any claim asserted in any court, agency or other proceeding by any Person, including, without limitation, any Governmental Entity, seeking to delay, restrain, prevent, enjoin or otherwise prohibit consummation of such transactions and the proffer and agreement by Parent of its willingness to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, and promptly to effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein, of the Company or any of its Affiliates or Parent (and the entry into agreements with, and submission to orders of, the relevant Government Antitrust Entity giving effect thereto) if such action should be reasonably necessary or advisable to avoid, prevent, eliminate or remove the actual, anticipated or threatened (x) commencement of any proceeding in any forum or (y) issuance of any order, decree, decision, determination, judgment or Law that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement by any Government Antitrust Entity (it being understood that, no such action will be binding on the Company, Parent or any of their respective Affiliates unless it is contingent upon the occurrence of the Closing); and

(iii) the prompt use of its reasonable best efforts to take, in the event that any permanent, preliminary or temporary injunction, decision, order, judgment, determination, decree or Law is entered, issued or enacted, or becomes reasonably foreseeable to be entered, issued or enacted, in any proceeding, review or inquiry of any kind that would make consummation of the transactions contemplated by this Agreement in accordance with the terms of this Agreement unlawful or that would delay, restrain, prevent, enjoin or otherwise prohibit consummation of the transactions contemplated by this Agreement, any and all steps (including, without limitation, the appeal thereof, the posting of a bond or the taking of the steps contemplated by clause (ii) of this paragraph (e)) necessary to resist, vacate, modify, reverse, suspend, prevent, eliminate, avoid or remove such actual, anticipated or threatened injunction, decision, order, judgment, determination, decree or enactment so as to permit such consummation on a schedule as close as possible to that contemplated by this Agreement.

(f) Notwithstanding anything to the contrary in this Agreement, Parent shall have no obligation to sell, lease, license or otherwise dispose of, or hold separate pending such disposition, or effect the sale, lease, license, disposal and holding separate of, such assets, rights, product lines, licenses, categories of assets or businesses or other operations, or interests therein of the direct or indirect portfolio companies of investment funds advised or managed by one or more Affiliates of Parent (other than the Company and its Subsidiaries and other than portfolio companies of the Guarantor entirely owned by the Guarantor as to whom this Section 6.5 shall apply).

(g) Without prejudice to the other provisions of this Section 6.5, (i) the Company shall ensure that HPI Limited shall, promptly and adequately provide, or procure the provision of, all such information within its control and such other assistance (including access to personnel) as may be reasonably requested by Parent or Merger Sub in connection with application(s) by Parent and Merger Sub to the UK Financial Conduct Authority (“FCA”) for the purposes of seeking the FCA’s approval for Parent and the Merger Sub acquiring control (within the meaning of the UK Financial Services and Markets Act 2000 (as amended) (“FSMA”) of HPI Limited and (ii) Parent and Merger Sub shall use their respective reasonable best efforts to provide for the filing of such application(s) as promptly as reasonably practicable and thereafter to use their respective reasonable best efforts to procure the grant of the FCA approval described in Section 7.1(b) of the Company Disclosure Letter. For the purposes of this Section 6.5(g), references to the Parent or the Merger Sub shall be deemed to include any other person who will acquire control of HPI Limited pursuant to this Agreement for the purposes of Part XII of FSMA (it being understood that any direct or indirect parent of Parent or Merger Sub (other than Parent) shall only be required to use commercially reasonable efforts).

(h) Notwithstanding anything to the contrary set forth in this Agreement, neither the Company nor any of its Subsidiaries will be required to agree to the payment of a consent fee, “profit sharing” payment or other consideration (including increased or accelerated payments) or, other than to the extent required by Section 6.11(c), the provision of additional security (including a guaranty), in connection with the Merger, including in connection with obtaining any consent pursuant to any Material Contract.

6.6 Access and Reports. Subject to applicable Law, upon reasonable notice, the Company shall (and shall cause its Subsidiaries to) afford Parent’s officers and other authorized Representatives reasonable access, during normal business hours throughout the period prior to the Effective Time, to its employees, properties, books, contracts and records and, during such period, the Company shall (and shall cause its Subsidiaries to) furnish promptly to Parent all information concerning its business, properties and personnel as may reasonably be requested, provided, that no investigation pursuant to this Section 6.6 shall affect or be deemed to modify any representation or warranty made by the Company herein, and provided, further, that the foregoing shall not require the Company or its Subsidiaries (i) to permit any inspection, or to disclose any information, that in the reasonable judgment of the Company would (A) unreasonably interfere with the Company’s business operations or (B) result in the disclosure of any trade secrets of third parties or violate any of its obligations with respect to confidentiality or (ii) to disclose any privileged information of the Company or any of its Subsidiaries. All requests for access or information made pursuant to this Section 6.6 shall be directed to the executive officer or other Person designated by the Company. All such information shall be governed by the terms of the Confidentiality Agreement.

6.7 Stock Exchange De-listing. Prior to the Closing Date, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to enable the delisting by the Surviving Corporation of the Shares from the NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

6.8 Publicity. The initial press release regarding the Merger shall be a joint press release and thereafter (unless and until a Change of Recommendation has occurred or in connection with Section 6.2(f)) the Company and Parent each shall consult with each other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including any national securities exchange or interdealer quotation service) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of any national securities exchange or interdealer quotation service or by the request of any Governmental Entity.

6.9 Employee Benefits.

(a) As of the Effective Time, the Surviving Corporation or one of its Subsidiaries will continue the employment of the individuals employed by the Company and its Subsidiaries immediately prior to Effective Time (the “Continuing Employees”). Parent agrees that during the one-year period immediately following the Effective Time (or, if shorter, during a Continuing Employee’s period of employment), Parent shall provide, or shall cause to be provided, to each Continuing Employee (1) base salary or base wages that are no less than the base salary or base wages provided by the Company and its Subsidiaries to such Continuing

Employee immediately prior to the Effective Time, (2) target annual cash bonus opportunities provided to each Continuing Employee that are no less than the target annual cash bonus opportunities provided by the Company and its Subsidiaries to such Continuing Employee immediately prior to the Effective Time, (3) employee benefits (other than equity-based benefits) that, taken as a whole, are no less favorable in the aggregate to the employee benefits (other than equity-based benefits) provided to such Continuing Employee immediately prior to the Effective Time, and (4) severance benefits that are no less favorable than the severance benefits set forth on Section 6.9(a) of the Company Disclosure Letter.

(b) For purposes of vesting, determination of benefit level (including, without limitation, with respect to severance, vacation and sick time credit, but excluding benefit accrual or benefit levels under any defined benefit pension plan or retiree welfare plan) and eligibility to participate under the employee benefit plans, programs and policies of Parent and its Subsidiaries providing benefits to any Continuing Employee after the Effective Time (including the Benefit Plans) (the “New Plans”), each Continuing Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Benefit Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service. In addition, and without limiting the generality of the foregoing, Parent shall (i) cause each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is replacing comparable coverage under a Benefit Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee, cause any evidence of insurability requirements, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee and his or her covered dependents, to the extent such conditions were inapplicable or waived under the comparable Old Plan. Parent shall cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year.

(c) Parent hereby acknowledges that a “Change in Control” or other event with similar import, within the meaning of the Benefit Plans that contain such terms, will occur upon the Effective Time.

(d) Not later than ten (10) calendar days after the date hereof, the Company will provide Parent with a correct and complete list of all outstanding Company Options (including exercise price), RSUs and PSUs (assuming maximum performance vesting of PSUs for which the applicable performance period has not completed as of the date of this Agreement) as of the date of this Agreement.

(e) The provisions of this Section 6.9 are solely for the benefit of the Parties to this Agreement, and nothing in this Agreement, whether express or implied, is intended to, or shall, (i) constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise be treated as an amendment or modification of any Benefit Plan, New Plan or other benefit plan, agreement or arrangement, (ii) limit the right of Parent, the Company or their respective Subsidiaries to amend, terminate or otherwise modify any Benefit Plan, New Plan or other benefit plan, agreement or arrangement following the Effective Time, (iii) create any third-party beneficiary or other right (including, but not limited to, a right to employment) in any Person, including any current or former employee of the Company or any Subsidiary of the Company, any participant in any Benefit Plan, New Plan or other benefit plan, agreement or arrangement (or any dependent or beneficiary thereof) or (iv) guarantee employment for any period of time for, or preclude the ability of Parent, the Company or any of their respective Subsidiaries to terminate any Continuing Employee for any reason.

6.10 Expenses. The Surviving Corporation shall pay all charges and expenses, including those of the Paying Agent, in connection with the transactions contemplated in Article IV, and Parent shall reimburse the Surviving Corporation for such charges and expenses. Except as otherwise provided in Section 6.11(h), Section 6.16(a), Section 6.16(b) and Section 8.5, whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Merger and the other transactions contemplated by this Agreement shall be paid by the Party incurring such expense.

6.11 Financing and Cooperation.

(a) Parent shall take, or cause to be taken, all actions, all things necessary, proper or advisable to obtain the proceeds of the Common Equity Financing on the terms and conditions described herein and in the Common Equity Commitment Letter prior to the Termination Date, including using reasonable best efforts to cause the other parties thereunder to maintain in effect the Common Equity Commitment Letter. Subject to Section 6.11(c)(ii) below, Parent shall use reasonable best efforts to take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable to obtain the proceeds of the Third Party Financing on the terms and conditions described herein and in the applicable Third Party Financing Commitment Letter prior to the Termination Date, including (i) maintaining in effect the applicable Third Party Financing Commitment Letter, (ii) negotiating definitive agreements or other relevant documentation with respect to the Third Party Financing (the “Definitive Agreements”) consistent with the terms and conditions contained in the applicable Third Party Financing Commitment Letter (including, in respect of the Debt Commitment Letter, as necessary, the “flex” provisions contained in any related fee letter to such Debt Commitment Letter) or, if available, on other terms that are acceptable to Parent and would not adversely affect (including with respect to timing, taking into account the expected timing of the Marketing Period) the ability of Parent and Merger Sub to consummate the transactions contemplated herein and (iii) taking into account the expected timing of the Marketing Period, satisfying on a timely basis all conditions applicable to Parent and its Subsidiaries in the Third Party Financing Commitment Letters and the Definitive Agreements that are within its control and complying with its obligations thereunder. In the event that all conditions contained in any Third Party Financing Commitment Letter (other than, the availability of the Common Equity

Financing) have been satisfied (or upon funding will be satisfied), Parent shall use its reasonable best efforts to cause the parties thereto to comply with their respective obligations, including to fund the Third Party Financing required to consummate the transactions contemplated by this Agreement and to pay related fees and expenses on the Closing Date. Parent shall comply with its obligations, and use reasonable best efforts to enforce its rights, under the Third Party Financing Commitment Letters and the Definitive Agreements, in each case in a timely and diligent manner. In furtherance of and not in limitation of the foregoing, in the event that (w) the Marketing Period is completed, (x) any portion of the high yield bond financing contemplated by the Debt Commitment Letter is unavailable, (y) all closing conditions contained in Section 7.1 and Section 7.2 shall be satisfied or waived (other than those conditions that by their nature are to be satisfied or waived at the Closing, provided that such conditions are capable of being satisfied as of such day assuming the Closing was to occur on such day, and other than those conditions the failure of which to be satisfied is a result of a breach by Parent or Merger Sub of their representations, warranties, covenants or agreements contained in this Agreement) and (z) the bridge facilities contemplated by the Debt Commitment Letter (or alternative bridge facilities obtained in accordance with this Section 6.11) are available on the terms and conditions described in the Debt Commitment Letter (or replacements thereof), then each of Parent and Merger Sub shall cause the proceeds of such bridge financing to be used in accordance with this Agreement in lieu of such portion of the high yield bond financing.

(b) Parent shall not, without the prior written consent of the Company: (A) permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letters if such amendment, modification, waiver or remedy (w) adds new conditions (or modifies any existing conditions in a manner adverse to Parent or the Company or the transactions contemplated hereby) to the consummation of all or any portion of the Financing, (x) reduces the aggregate amount of the Financing, (y) adversely affects the ability of Parent to enforce its rights against other parties to the Third Party Financing Commitment Letters or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, relative to the ability of Parent to enforce its rights against such other parties to the Third Party Financing Commitment Letters as in effect on the date hereof or in the Definitive Agreements or (z) taking into account the expected timing of the Marketing Period, could otherwise reasonably be expected to prevent, impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement (provided, that, for the avoidance of doubt, Parent may amend any Third Party Financing Commitment Letter to add purchasers, lenders, lead arrangers, book-runners, syndication agents or similar entities who had not executed any Third Party Financing Commitment Letter as of the date of this Agreement; provided further, that, no such addition shall relieve the original Financing Sources of their obligations under the Commitment Letters prior to the initial funding of the Financing, except as set forth in the Commitment Letters); or (B) terminate any Commitment Letter unless such Commitment Letter is replaced with a new commitment that, were it structured as an amendment to an existing Commitment Letter, would satisfy the requirements of the foregoing clause (A). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(c) (i) In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Parent will (A) use reasonable best efforts to obtain alternative debt financing (in an amount sufficient, when taken together with the Equity Financing and the available portion of the Debt Financing, to consummate the transactions contemplated by this Agreement and to pay related fees and expenses) from the same or other sources and which do not include any conditions to the consummation of such alternative debt financing that are more onerous to Parent than the conditions set forth in the Debt Financing and are otherwise on terms that are not less favorable to Parent than such unavailable Debt Financing (including the “flex” provisions of the related fee letter) (the “Alternative Financing”) and (B) promptly notify the Company of such unavailability and, to the knowledge of Parent, the reason therefor. For the purposes of this Agreement, the term “Debt Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any alternative financing arranged in compliance herewith (and any Debt Commitment Letter remaining in effect at the time in question) and “Debt Financing” shall be deemed to include the debt pursuant to such commitment letter with respect to such alternative financing. Parent shall provide the Company with prompt oral and written notice of (1) any material breach or default by any party to any Commitment Letters or the Definitive Agreements of which Parent gains knowledge or any termination of any of the Commitment Letters and (2) the receipt of any written notice or other written communication from any Lender, Guarantor, or other Financing Source with respect to any breach, default, termination or repudiation by any party to any Commitment Letters or the Definitive Agreements of any provision thereof; provided, however, that in no event will Parent be under any obligation to disclose any information pursuant to clauses (A) or (B) that is subject to attorney-client or similar privilege if Parent shall have used its reasonable best efforts to disclose such information in a way that would not waive such privilege. In the event that Parent does not provide access or information in reliance on the preceding sentence, Parent shall provide notice to the Company that such access or information is being withheld and Parent shall use its reasonable best efforts to communicate the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing. The foregoing notwithstanding, compliance by Parent with this Section 6.11 shall not relieve Parent of its obligation to consummate the transactions contemplated by this Agreement whether or not the Financing is available.

(ii) Parent may, at its option, choose to arrange for alternative equity financing to replace all or any portion of the Bridge Equity Financing (any such replacement equity financing, “Replacement Equity Financing” and any commitment with respect thereto, a “Replacement Equity Commitment”), provided that the terms of such Replacement Equity Financing shall not impose any new or additional condition to the receipt of the proceeds relating thereof other than those that were applicable to the Bridge Equity Financing to the extent any such condition would adversely affect the ability of Parent and Merger Sub to consummate the transactions contemplated herein. For the purposes of this Agreement, the term “Common Equity Commitment Letter” shall be deemed to include any Replacement Equity Commitment and “Common Equity Financing” shall be deemed to include any Replacement Equity Financing.

(d) Prior to the Closing, the Company shall use its reasonable best efforts to, and shall cause each of its Subsidiaries to use reasonable best efforts to, provide and cause its Representatives to use reasonable best efforts to provide all cooperation reasonably requested by Parent in connection with the arrangement of the Third Party Financing and any

Replacement Equity Financing (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or its Subsidiaries), including:

(i) in respect of the Debt Financing, preparing and furnishing Parent, Merger Sub and their Debt Financing Sources as promptly as reasonably practicable all Required Information and all other financial and pertinent information and disclosures regarding the Company and its Subsidiaries (including their businesses, operations, financial projections and prospects) as may be reasonably requested by Parent or Merger Sub to assist in the preparation of the Offering Documents and all supplements thereto and assist in the preparation of the pro forma financial statements referred to in paragraphs 8, 9 and 14 of Exhibit D to the Debt Commitment Letter (it being understood and agreed that Parent and Merger Sub may share any and all of the foregoing with the other Third Party Financing Sources);

(ii) in respect of the Debt Financing and any Replacement Equity Financing, participating in a reasonable number of meetings (including meetings with potential investors), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing or offering of notes in connection with the Debt Financing, and assisting with the preparation of materials for rating agency presentations, road show presentations, offering memoranda, bank information memoranda (including, to the extent necessary, an additional bank information memorandum that does not include material non-public information) and similar documents reasonably required in connection with the Debt Financing or offering of notes in connection with the Debt Financing or in connection with the Replacement Equity Financing, including cooperating with Parent’s Representatives in preparing a customary quality of earnings report;

(iii) assisting reasonably in the preparation of one or more credit agreements, indentures, note purchase agreement, purchase agreement, certificate of designation or other agreements, as well as any pledge and security documents, and other definitive financing documents, collateral filings or other certificates or documents as may be reasonably requested by Parent and otherwise reasonably facilitating the pledging of collateral provided, that any obligations contained in all such agreements and documents shall be subject to the occurrence of the Closing and shall be effective no earlier than the Closing;

(iv) in respect of the Third Party Financing, assisting Parent in connection with the preparation and registration of (but not executing) any necessary and customary pledge and security documents, guarantees, mortgages, collateral filings, other definitive financing documents (including one or more credit agreements, note purchase agreements, indentures and/or other instruments) in connection with such Third Party Financing or other certificates or documents as may reasonably be requested by Parent and reasonably facilitating the taking of all corporate actions by the Company and its Subsidiaries with respect to entering such definitive financing documents and otherwise necessary to permit consummation of the Third Party Financing;

(v) cooperating reasonably with the Third Party Financing Sources’ (including any Replacement Equity Financing) due diligence, to the extent customary and reasonable, in connection with the Third Party Financing and any Replacement Equity Financing;

(vi) using reasonable best efforts to obtain (x) drafts of customary “comfort” letters of independent accountants of the Company (which shall include customary “negative assurance” comfort) prior to the beginning of the Marketing Period, which such accountants would be prepared to issue at the time of pricing and at closing of any offering or private placement of the Debt Financing (in the form of debt securities) pursuant to Rule 144A under the Securities Act upon completion of customary procedures, (y) surveys and title insurance as reasonably requested by Parent as necessary and customary for financings similar to the Debt Financing, and (z) legal opinions of in-house or “local counsel, payoff letters and/or lien terminations customary for financings similar to the applicable Financing;

(vii) in respect of the Debt Financing, reasonably assisting Parent (including any potential investors in any Replacement Equity Financing) in procuring a public corporate credit rating and a public corporate family rating in respect of the relevant borrower or issuer under the Debt Financing and public ratings for the Debt Financing or notes to be offered in connection with the Debt Financing;

(viii) in respect of the Debt Financing, (A) permitting the prospective Debt Financing Sources to evaluate the Company’s inventory, current assets, cash management and accounting systems, policies and procedures relating thereto for the purpose of establishing collateral arrangements and (B) assisting Parent with the establishment of bank and other accounts and blocked account and control agreements of the Company and one or more of its Subsidiaries in connection with the foregoing, in each case to the extent customary and reasonable;

(ix) obtaining a certificate of the chief financial officer of the Company in substantially the form set forth on the applicable annex of each Third Party Financing Commitment Letter (including any Replacement Equity Financing Letter) with respect to solvency matters,

(x) in respect of the Debt Financing, obtaining customary authorization letters with respect to the bank information memoranda from a senior officer of the Company, and using reasonable best efforts to obtain consents of accountants for use of their reports in any materials relating to the Debt Financing; and

(xi) at least four (4) business days prior to Closing, providing all documentation and other information about the Company that is reasonably requested by any of the Third Party Financing Sources and any investors in connection with any Replacement Equity Financing or that any of the Third Party Financing Sources and any investors in connection with any Replacement Equity Financing reasonably determine is required by applicable “know your customer” and anti-money laundering rules and regulations including without limitation the USA PATRIOT Act, to the extent requested by Parent in writing at least nine (9) business days prior to Closing;

it being understood that the Company shall have satisfied its obligations set forth in clauses (i) through (xi) of this sentence if the Company shall have used its reasonable best efforts to comply with such obligations whether or not any applicable deliverables are actually obtained or provided.

As used in this Agreement, the term “Debt Financing Sources” means the Persons (if any) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing in connection with the Merger, including the parties to the Debt Commitment Letter and any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto and any arrangers, bookrunners, administrative agents, collateral agents and Affiliates of the foregoing, and members, officers, directors, employees, agents and representatives involved in the Debt Financing and their successors and assigns, the term “Preferred Equity Financing Sources” means the persons (if any) that have committed to provide or otherwise entered into agreements in connection with any of the Preferred Equity Financing in connection with the Merger, including the parties to any of the Preferred Equity Commitment Letters and any joinder agreement entered into pursuant thereto or relating thereto and any purchasers, arrangers, bookrunners, administrative agents, collateral agents and Affiliates of the foregoing, and members, officers, directors, employees, agents and representatives involved in any of the Preferred Equity Financing and their successors and assigns, the term “Equity Financing Sources” means the Persons (if any) that have committed to provide or otherwise entered into agreements in connection with the Equity Financing in connection with the Merger, including the parties to the Equity Commitment Letters and any joinder agreements entered into pursuant thereto or relating thereto and any arrangers, bookrunners, administrative agents, collateral agents and Affiliates of the foregoing, and members, officers, directors, employees, agents and representatives involved in the Equity Financing and their successors and assigns, the term “Third Party Financing Sources” means, collectively, the Debt Financing Sources and the Preferred Equity Financing Sources, the term “Financing Sources” means, collectively, the Third Party Financing Sources and the Equity Financing Sources, and the term “Offering Documents” means reasonable and customary offering and syndication documents and materials in connection with the Debt Financing, including private placement memoranda, information memoranda and packages, lender presentations, rating agency materials and presentations, and similar documents and materials in connection with the Debt Financing (including any customary authorization letters relating thereto).

(e) Nothing in this Section 6.11(e) shall require such cooperation to the extent it would interfere unreasonably with the business or operations of the Company or its Subsidiaries. Notwithstanding the foregoing, (i) prior to the Closing, neither the Company nor any of its Subsidiaries shall be required to pay any commitment or other similar fee or incur or become subject to any other liability or obligation in connection with the Debt Financing; (ii) none of the Company, its Subsidiaries or their Representatives shall be required to (A) authorize, execute or enter into or perform any agreement or take any action or commit to take any action with respect to the Debt Financing that is not contingent upon the Closing or that would be effective prior to the Closing (other than any customary authorization letters relating to any Offering Document), (B) enter into any resolution, consent, approval or similar corporate action, including any relating to approving the Debt Financing or any guarantee or pledge of assets in connection therewith or (C) make any representation, warranty or certification as to which the Company has determined such representation, warranty or certification is not true; and (iii) nothing shall obligate the Company or any of its Subsidiaries to provide, or cause to be provided, any legal opinion by its counsel, or to provide any information or take any action to the extent it would result in a violation of Law or loss of any privilege.

(f) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing.

(g) All non-public or otherwise confidential information regarding the Company or its Subsidiaries obtained by Parent or its Representatives pursuant to this Section 6.11 shall be kept confidential in accordance with the Confidentiality Agreement; provided that Parent and Merger Sub shall be permitted to disclose Confidential Information to potential debt and equity financing sources for the transactions contemplated by this Agreement and their Representatives without the prior written consent of the Company if such potential debt and equity financing sources and their Representatives who receive such information are subject to a confidentiality agreement no less restrictive than the Confidentiality Agreement with respect to such information or as provided in the applicable Third Party Financing Commitment Letter.

(h) Parent shall indemnify and hold harmless the Company, its Subsidiaries and its and their directors, officers, employees and representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under Section 6.11(d) and any information utilized in connection therewith (other than information provided by the Company or its Subsidiaries). Parent shall, promptly upon written request by the Company, reimburse the Company and its Subsidiaries for out-of-pocket costs and expenses incurred by the Company or its Subsidiaries (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with cooperation provided pursuant to this Section 6.11.

(i) In no event will either Guarantor, Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub and the Financing Sources or potential financing sources of Parent, Merger Sub and such investors) enter into any Contract (i) awarding any agent, broker, investment banker or financial advisor any financial advisory role on an exclusive basis; or (ii) prohibiting or seeking to prohibit any bank, investment bank or other potential provider of debt financing from providing or seeking to provide debt financing or financial advisory services to any Person, in each case in connection with a transaction relating to the Company or any of its Subsidiaries or in connection with the Merger.

(j) The Company will use its reasonable best efforts to, and will cause its Subsidiaries to use reasonable best efforts to, upon request of Parent, update any Required Information (to the extent it is available) to be included in any Offering Document to be used in connection with the Debt Financing or offering of notes in connection with the Debt Financing to the extent that such Required Information would, when taken as a whole in the absence of such an update, contain untrue statements of material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading.

6.12 Indemnification; Directors’ and Officers’ Insurance.

(a) From and after the Effective Time, each of Parent and the Surviving Corporation agrees that it will indemnify and hold harmless, to the fullest extent permitted under applicable Law (and Parent shall also advance expenses as incurred to the fullest extent permitted under applicable Law, provided, that the Person to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Person is not entitled to indemnification), each present and former director, officer and employee of the Company and its Subsidiaries (collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Parties’ service as a director, officer or employee of the Company or its Subsidiaries or services performed by such persons at the request of the Company or its Subsidiaries at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including (i) the Merger and the other transactions contemplated by this Agreement and (ii) actions to enforce this Section 6.12.

(b) Prior to the Effective Time, the Company shall, and, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, through the Company’s insurance brokerage, obtain and fully pay the premium for the non-cancellable, irrevocable extension of (i) the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and (ii) the Company’s existing fiduciary liability insurance policies, in each case for a claims reporting or discovery period of at least six years from and after the Effective Time from one or more insurance carriers with the same or better credit rating as the Company’s insurance carrier as of the date hereof with respect to directors’ and officers’ liability insurance and fiduciary liability insurance (collectively, “D&O Insurance”) with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated by this Agreement). If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are at least as favorable to the insureds as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the annual premiums currently paid by the Company for such insurance; and provided, further, that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.

(c) If Parent or the Surviving Corporation or any of their respective successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Parent or the Surviving Corporation shall assume all of the obligations set forth in this Section 6.12.

(d) The provisions of this Section 6.12 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.

(e) The rights of the Indemnified Parties under this Section 6.12 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation, certificate of formation or bylaws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation, certificate of formation or bylaws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger or any other transactions contemplated by this Agreement and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.

(f) From and after the Effective Time until the sixth (6th) anniversary thereof, the organizational documents of the Surviving Corporation and its Subsidiaries shall contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of individuals who were, prior to the Effective Time, directors, officers or employees of the Company, a Subsidiary of the Company or any of their predecessor entities, than are presently set forth in the organizational documents of the Company and its applicable Subsidiary, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals.

6.13 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares, Company Options, RSUs and PSUs pursuant to the transactions contemplated by this Agreement by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.14 Agreements Concerning Parent and Merger Sub.

(a) During the period from the date of this Agreement through the Effective Time, Merger Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Merger. Neither Parent nor Merger Sub shall take or permit any of their respective Affiliates to take any action that is reasonably likely to prevent or delay the consummation of the Merger or any other transaction contemplated by this Agreement.

(b) Subject to Section 8.7, Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Merger Sub and the Surviving Corporation of, and the compliance by Merger Sub and the Surviving Corporation with, all of their respective covenants, agreements, obligations and undertakings under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Merger Sub and the Surviving Corporation hereunder. Parent shall, or shall cause the direct holder of the stock of Merger Sub to, immediately following execution and delivery of this Agreement, adopt this Agreement and approve the transactions contemplated by this Agreement in its capacity as sole stockholder of Merger Sub in accordance with applicable Law and the articles of incorporation and bylaws of Merger Sub.

6.15 Transaction Litigation. Prior to the Effective Time, the Company shall promptly notify Parent of all (i) notices and other communications received by the Company or its Subsidiaries from any Governmental Entity in connection with the Merger or any other transaction contemplated by this Agreement or from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, its Subsidiaries or Parent and (ii) civil, criminal or administrative actions, suits, claims, hearings, arbitrations, investigations or other proceedings commenced or threatened against the Company or any of its Subsidiaries or the Company Board, or any committee thereof, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation. For purposes of this Section 6.15, “participate” means that Parent will be kept reasonably apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected), and Parent may offer comments or suggestions with respect to such Transaction Litigation which the Company shall consider in good faith, but Parent will not be afforded any decision making power or other authority over such Transaction Litigation; provided, that no settlement shall be offered or entered into or payment made without the consent of Parent (not to be unreasonably withheld or delayed). Notwithstanding anything to the contrary in the foregoing, any litigation relating to Dissenting Stockholders shall be governed by Section 4.2(f).

6.16 Existing Company Notes.

(a) Prior to the Closing, the Company shall, in accordance with (a) the indenture dated as of July 2, 2013 (as supplemented from time to time, the “2021 Senior Notes Indenture”) governing the terms of the 6.0% Senior Notes of Audatex North America, Inc. (“Audatex”) due 2021 (the “2021 Notes”) and (b) the indenture dated as of November 5, 2013 (as supplemented from time to time, the “2023 Senior Notes Indenture” and, together with the 2021 Senior Notes Indenture, the “Existing Indentures”) governing the terms of the 6.125% Senior Notes of Audatex due 2023 (the “2023 Notes” and, together with the 2021 Notes, the “Existing Notes”), commence the Audatex Consent Solicitations and tender offers for all of the outstanding Existing Notes (together with the Audatex Consent Solicitations, the “Debt Tender Offers”) on the terms set forth on Section 6.16(a) of the Company Disclosure Letter, and Parent and Merger Sub shall provide such assistance as may be reasonably requested by the Company in connection therewith. The Company shall promptly prepare all necessary and appropriate documentation in connection with the Debt Tender Offers, including the offer to purchase, related letters of transmittal and other related documents (collectively, the “Debt Tender Offer Documents”). Parent and the Company shall cooperate, and shall use reasonable best efforts to cause their respective advisors and representatives to cooperate, with each other in the preparation of the Debt Tender Offer Documents. All mailings to the holders of the Existing Notes in connection with the Debt Tender Offers shall be subject to the prior review and comment by each of the Company and Parent and shall be reasonably acceptable to each of them. The Company, Parent and Merger Sub shall cooperate in connection with the Debt Tender Offers in order to cause the initial settlement of the Debt Tender Offers to occur simultaneously with the Closing. Upon the receipt of the Audatex Requested Consents with respect to the Existing Indentures, the Company shall cause Audatex to enter into a supplemental indenture reflecting the amendments to such indenture approved by such Audatex Requested Consents and will use its reasonable best efforts to cause the Existing Indentures trustees to promptly enter into such supplemental indenture; provided, that the amendments contained in such supplemental indenture shall become effective upon signing, but not operative until the acceptance of the Existing Notes tendered representing a majority in principal amount of the Existing Notes. The closing of the Debt Tender Offers shall be conditioned on the simultaneous occurrence of the Closing. Simultaneously with the Closing and in accordance with the terms of the Debt Tender Offers, Parent shall provide to the Company the funds necessary to consummate the Debt Tender Offers (including the payment of all applicable premiums, consent fees, professional adviser fees, fees related to preparation of the Debt Tender Offer Documents and all other related fees and expenses); provided, that solely in the event this Agreement is terminated by the Company pursuant to Sections 8.3(b) or 8.3(c), Parent shall be responsible for any such costs, fees and expenses related to the execution and consummation of the Debt Tender Offers incurred by the Company. Notwithstanding any provision hereof to the contrary, in connection with the Debt Tender Offers, the Company may enter into one or more dealer manager agreements with such Persons as shall be determined by Parent. Upon request by Parent, the Company will waive any condition to consummation of the Debt Tender Offers other than satisfaction of the minimum tender and consent condition by holders of a majority in principal amount of the Existing Notes and the condition that the Company have proceeds sufficient to pay the tender offer consideration, consent payment and all costs and expenses related thereto. Notwithstanding anything to the contrary in this Agreement, the Company may in its sole discretion waive any condition to consummation of the Debt Tender Offers other than the minimum tender and consent conditions thereto. Notwithstanding any provision hereof to the contrary, (i) Parent may, by written notice to the Company, require the Company to extend the tender period and consent period applicable to the Debt Tender Offers to a date selected by Parent not later than the Closing Date and (ii) Parent may by providing written notice to the Company at any time prior to the date that is eleven (11) business days after the commencement of the Debt Tender Offers cause the Company to abandon the Debt Tender Offers and upon delivery of such notice to the Company the Company shall have no further obligation pursuant to this Agreement with respect to the Debt Tender Offers.

As used in this Section 6.16(a), the term “Audatex Consent Solicitations” means the solicitations of the Audatex Requested Consents from the holders of the Existing Notes and the term “Audatex Requested Consents” means the consents of holders of a majority in principal amount of the Existing Notes to the amendments to the Existing Indentures described in Section 6.16(a) of the Company Disclosure Letter.

(b) The Company shall (or shall cause Audatex to), to the extent permitted by and in accordance with the Existing Notes and the Existing Indentures, prior to the Effective Time, issue conditional change of control offers (the “Change of Control Offers”) in respect of the Existing Notes in accordance with the change of control provisions of the Existing Indentures, and take such other actions reasonably requested by Parent in writing to facilitate the Change of Control Offers pursuant to the change of control provisions of the Existing Indentures; provided, that, prior to or simultaneously with the Company being required to accept for payment any notes pursuant to any such Change of Control Offers, Parent shall have, or shall have caused to be, deposited with the trustee under the Existing Indentures sufficient funds to effect such Change of Control Offers (including the payment of all applicable premiums, professional adviser fees, document preparation fees and all other related fees and expenses); provided, that solely in the event this Agreement is terminated by the Company pursuant to Sections 8.3(b) or 8.3(c), Parent shall be responsible for any such costs, fees and expenses related to the execution and consummation of the Change of Control Offers incurred by the Company. The closing of the Change of Control Offers shall be conditioned on the simultaneous occurrence of the Closing. The Company shall, and shall cause its Subsidiaries to, and shall use reasonable best efforts to cause their respective Representatives to, provide all cooperation reasonably requested by Parent in connection with the Change of Control Offers. All documentation related to the Change of Control Offers and notices delivered by the Company or its Representatives to the trustee under the Existing Indentures or to the holders of the Existing Notes will be subject to the prior approval of Parent (such approval not to be unreasonably withheld, delayed or conditioned).

6.17 Repatriation. The Company and Parent shall cooperate in good faith to agree, promptly following the date hereof and in no event later than 14 days prior to the Closing, on a schedule for the repatriation of cash (to the extent permitted by applicable Law) in a commercially reasonable manner and the Company shall use reasonable best efforts to take the actions set forth on such schedule prior to the Closing.

6.18 Works Councils. The Company and its Subsidiaries shall comply in all material respects with all notification, consultation and other processes necessary to effectuate the transactions contemplated by this Agreement, which shall include any required notifications and consultation and other processes with respect to any works council, economic committee, union or similar body as required to either (i) obtain an opinion or acknowledgment from any works council, economic committee, union or similar body or (ii) establish that the Parties are permitted to effect the Closing without such opinion or acknowledgment.

ARTICLE VII

Conditions

7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Stockholder Approval. This Agreement shall have been duly adopted by holders of Shares constituting the Requisite Company Vote.

(b) Regulatory Consents. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or otherwise been terminated, and the approvals set forth in Section 7.1(b) of the Company Disclosure Letter shall have been obtained.

(c) Orders. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).

7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in the first, fourth, fifth and seventh sentences of Section 5.1(b) (Capital Structure), the second sentence of Section 5.1(f)(i) (Absence of Certain Changes), read without giving effect to any matters disclosed in the Company Disclosure Letter, and Section 5.1(v) (Brokers and Finders) shall be true and correct as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case any such representation and warranty shall be so true and correct as of such earlier date), except, in the case of representations and warranties of the Company set forth in the first, fourth, fifth and seventh sentences of Section 5.1(b) (Capital Structure), for such inaccuracies as would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate, that is more than $3,000,000, (ii) all of the other representations and warranties of the Company set forth in this Agreement shall be true and correct as of the date of this Agreement (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case any such representation and warranty shall have been true and correct as of such earlier date); provided that notwithstanding anything herein to the contrary, the condition set forth in this Section 7.2(a)(ii) shall be deemed to have been satisfied even if any such representations and warranties are not so true and correct unless the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect, and (iii) Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the conditions set forth in this Section 7.2(a) have been satisfied.

(b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date and Parent shall have received at the Closing a certificate signed on behalf of the Company by a senior executive officer of the Company to the effect that the condition set forth in this Section 7.2(b) has been satisfied.

(c) Company Material Adverse Effect. Since the date of this Agreement, (i) no Company Material Adverse Effect shall have occurred that is continuing and (ii) no Effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of such date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall have been so true and correct as of such earlier date), and the Company shall have received at the Closing a certificate signed on behalf of Parent and Merger Sub by a senior executive officer of Parent and Merger Sub to the effect that the condition set forth in this Section 7.3(a) has been satisfied.

(b) Performance of Obligations of the Company. Each of Parent and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received at the Closing a certificate signed on behalf of Parent by a senior executive officer of the Company to the effect that the condition set forth in this Section 7.3(b) has been satisfied.

ARTICLE VIII

Termination

8.1 Termination by Mutual Consent. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time, whether before or after adoption of this Agreement by the Company’s stockholders referred to in Section 7.1(a), by mutual written consent of the Company and Parent by action of their respective boards of directors.

8.2 Termination by Either Parent or the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Effective Time by action of the board of directors of either Parent or the Company if:

(a) the Merger shall not have occurred by March 15, 2016 (the “Termination Date”); provided, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.2(a) if the failure of the Merger to occur by the Termination Date is attributable to a failure of such Party to perform any of its covenants or other agreements under this Agreement;

(b) the Requisite Company Vote shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof; or

(c) any Order permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall become final and non-appealable (whether before or after the receipt of the Requisite Company Vote).

8.3 Termination by the Company. This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned by the Company:

(a) at any time prior to the time the Requisite Company Vote is obtained, if (i) the Company Board or the Special Committee authorizes the Company, subject to complying in all material respects with the terms of Section 6.2, to enter into an Alternative Acquisition Agreement with respect to a Superior Proposal; (ii) concurrently with the termination of this Agreement the Company enters into an Alternative Acquisition Agreement with respect to such Superior Proposal; and (iii) the Company prior to or concurrently with such termination pays to Parent in immediately available funds the Company Termination Fee in accordance with Section 8.5(b)(iii); or

(b) at any time prior to the Effective Time, if there has been a breach of any representation, warranty, covenant or agreement made by Parent or Merger Sub in this Agreement, or any such representation or warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.3(a) or Section 7.3(b) would not be satisfied, except if such breach or untruth is capable of being cured by the Termination Date, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.3(b) prior to the delivery by the Company to Parent of written notice of such breach or untruth, delivered at least thirty (30) days prior to such termination, stating the Company’s intention to terminate this Agreement pursuant to this Section 8.3(b) and the basis for such termination, it being understood that the Company will not be entitled to terminate this Agreement pursuant to this Section 8.3(b) if such breach or untruth has been cured prior to the earlier of (i) such thirtieth (30th) calendar day after such notice is given or (ii) two (2) business days prior to the Termination Date; provided, further, that the Company is not then in material breach of this Agreement so as to cause any of the conditions set forth in Article VII not to be capable of being satisfied; or

(c) at any time prior to the Effective Time, (i) if all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), (ii) Parent and Merger Sub fail to consummate the transactions contemplated by this Agreement within three (3) business days following the date on which the Closing should have occurred pursuant to Section 1.2 and (iii) the Company stood ready and willing to consummate the transactions contemplated by this Agreement on such date and through the end of such three (3) business day period.

8.4 Termination by Parent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Parent if:

(a) the Company Board or the Special Committee shall have made and not withdrawn a Change of Recommendation; or

(b) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that the conditions set forth in Section 7.2(a) or Section 7.2(b) would not be satisfied, except if such breach or untruth is capable of being cured by the Termination Date, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.4(b) prior to the delivery by Parent to the Company of written notice of such breach or untruth, delivered at least thirty (30) days prior to such termination, stating Parent’s intention to terminate this Agreement pursuant to this Section 8.4(b) and the basis for such termination, it being understood that Parent will not be entitled to terminate this Agreement pursuant to this Section 8.4(b) if such breach or untruth has been cured prior to the earlier of (i) such 30th calendar day after such notice is given or (ii) two (2) business days prior to the Termination Date; provided, further, that Parent is not then in material breach of this Agreement so as to cause any of the conditions set forth in Article VII not to be capable of being satisfied.

8.5 Effect of Termination and Abandonment.

(a) Except as provided in paragraphs (b) and (c) below, in the event of termination of this Agreement and the abandonment of the Merger pursuant to this Article VIII, this Agreement shall become void and of no effect with no liability to any Person on the part of any Party (or of any of its Representatives or Affiliates); provided, however, that notwithstanding anything in the foregoing to the contrary, (i) except as otherwise provided in Section 8.5(d) and Section 8.7, no such termination shall relieve any Party of any liability or damages to any other Party resulting from any fraud or willful or intentional breach of this Agreement, and (ii) the provisions set forth in (w) Section 6.10, (x) (1) Section 6.11(h) and (2) solely to the extent set forth therein with respect to Parent, Section 6.16(a) and Section 6.16(b) relating to costs, fees and expenses incurred by the Company related to the execution and consummation of the Debt Tender Offers and the Change of Control Offers (the provisions set forth in this clause (x), collectively, the “Parent Reimbursement Obligations”), (y) this Section 8.5 and (z) the second sentence of Section 9.1 shall survive the termination of this Agreement.

(b) In the event that:

(i) an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries, in each case after the date of this Agreement (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to the date of termination) and thereafter this Agreement is terminated (x) by either Parent or the Company pursuant to (A) Section 8.2(a) and, at the time of such termination, all of the conditions set forth in Section 7.1 (other than the condition set forth in Section 7.1(a)) and Section 7.3 have been satisfied or are capable of being satisfied or (B) Section 8.2(b), or (y) by Parent pursuant to Section 8.4(b);

(ii) this Agreement is terminated by Parent pursuant to Section 8.4(a); or

(iii) this Agreement is terminated by the Company pursuant to Section 8.3(a);

then the Company shall promptly, but in no event later than five days after the date of such termination, pay Parent the Company Termination Fee less any Parent Expenses previously paid to Parent (or its designees) pursuant to Section 8.6 (provided, however, that the Company Termination Fee to be paid pursuant to clause (iii) of this paragraph (b) shall be paid prior to or concurrently with such termination), payable by wire transfer of immediately available funds; provided, however, that (x) the Company Termination Fee shall not be payable to Parent pursuant to clause (i)(x) or clause (i)(y) of this paragraph (b) unless and until, within twelve (12) months of such termination, the Company or any of its Subsidiaries shall have (A) consummated an Acquisition Proposal (substituting “50%” for “15%” in the definition of “Acquisition Proposal”) or (B) entered into an Alternative Acquisition Agreement with respect to an Acquisition Proposal and such Acquisition Proposal shall be consummated at any time (in each case substituting “50%” for “15%” in the definition of “Acquisition Proposal”) and (y) the Company Termination Fee payable to Parent pursuant to clause (i)(x) or clause (i)(y) of this paragraph (b) shall be payable promptly after the consummation of such Acquisition Proposal (but in no event later than five (5) days after such consummation) to an account designated by Parent. For the avoidance of doubt, in no event shall the Company be required to pay Parent the Company Termination Fee on more than one occasion. “Company Termination Fee” means an amount equal to $114,400,000, except that in the event that the Company terminates this Agreement prior to the Cut-Off Date pursuant to Section 8.3(a) to enter into an Alternative Acquisition Agreement with the Excluded Person with respect to a Superior Proposal, “Company Termination Fee” shall mean an amount equal to $38,150,000.

(c) In the event that this Agreement is terminated (i) by Parent pursuant to Section 8.2(a) and, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 8.3(b) or Section 8.3(c) or (ii) by the Company pursuant to Section 8.3(b) or Section 8.3(c), then Parent shall promptly, but in no event later than five (5) days after the date of such termination, pay the Company an amount equal to $228,750,000 (the “Parent Termination Fee”). For the avoidance of doubt, in no event shall Parent be required to pay the Company the Parent Termination Fee on more than one occasion.

(d) (i) The Company acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that,

without these agreements, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company fails to promptly pay the amounts due pursuant to Section 8.5(b) or Section 8.6 and, in order to obtain such payment, Parent or Merger Sub commences a suit that results in a judgment against the Company for the amounts set forth in Section 8.5(b) and in Section 8.6, or any portion thereof, the Company shall pay Parent or Merger Sub its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the U.S. prime rate as shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment. Upon termination of this Agreement by Parent pursuant to Section 8.4(a) and payment by the Company of the Company Termination Fee, Parent’s right, if any, to receive the Company Termination Fee from the Company pursuant to Section 8.5(b) and/or the Parent Expenses pursuant to Section 8.6 and the amounts described in the first sentence of this Section 8.5(d)(i) shall be the sole and exclusive remedies of Parent, Merger Sub and their respective Affiliates against the Company, its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents, other Representatives or the Third Party Financing Sources under the Third Party Financing, for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such amounts, none of the Company, its Subsidiaries or any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents, other Representatives or the Third Party Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement; provided, however, that in no event will Parent or Merger Sub be entitled to both the payment of the Company Termination Fee or the Parent Expenses (except in the circumstance where Parent or Merger Sub is first entitled to the Parent Expenses and subsequently becomes entitled to the Company Termination Fee, net of Parent Expenses) (or monetary damages), on the one hand, and specific performance of this Agreement to consummate the Merger, on the other hand. Each of Parent and Merger Sub expressly acknowledges and agrees that: in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement by Parent pursuant to Section 8.4(a) and payment by the Company of the Company Termination Fee, the payment of the Company Termination Fee pursuant to Section 8.5(b) and/or the payment of the Parent Expenses pursuant to Section 8.6, each of which constitutes a reasonable estimate of the monetary damages that will be suffered by Parent and Merger Sub by reason of breach or termination of this Agreement, shall be in full and complete satisfaction of any and all monetary damages of Parent and Merger Sub arising out of or related to this Agreement, the Merger or the other transactions contemplated by this Agreement (including any breach of this Agreement), the termination of this Agreement, the failure to consummate the Merger or the other transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; provided, however, that this Section 8.5(d)(i) shall not limit the right of Parent or Merger Sub to specific performance of this Agreement pursuant to Section 9.5 prior to the termination of this Agreement in accordance with its terms. Notwithstanding anything to the contrary in this Agreement, in all other circumstances in which the Merger Agreement is terminated, the maximum aggregate liability of the Company for a breach of this Agreement (whether such breach is intentional, unintentional, a willful and material breach or otherwise) (including any multiple, consequential, indirect, special, exemplary or punitive damages) shall not exceed an amount equal to the amount of the Parent Termination Fee.

(ii) Each of Parent and Merger Sub acknowledges that the agreements contained in this Section 8.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company would not enter into this Agreement; accordingly, if Parent fails to promptly pay the amounts due pursuant to Section 8.5(c) or in respect of the Parent Reimbursement Obligations, and, in order to obtain any such payment, the Company commences a suit that results in a judgment against Parent for the amounts set forth in Section 8.5(c) or in respect of the Parent Reimbursement Obligations, or any portion thereof, Parent shall pay the Company its costs and expenses (including attorneys’ fees) in connection with such suit, together with interest on the amount of such amount or portion thereof at the U.S. prime rate as shown at the end of the trading day on Bloomberg screen BTMM or PRIME INDEX HP, whichever is higher, on the date such payment was required to be made through the date of payment. Upon termination of this Agreement, the Company’s right, if any, to receive the Parent Termination Fee from Parent pursuant to Section 8.5(c), the amounts in respect Parent Reimbursement Obligations and the amounts described in the first sentence of this Section 8.5(d)(ii) shall be the sole and exclusive remedies of the Company, its Subsidiaries and their respective Affiliates against Parent, Merger Sub and any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents, other Representatives or the Third Party Financing Sources for any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the Merger or the other transactions contemplated by this Agreement to be consummated, and upon payment of such amounts, none of Parent, Merger Sub or any of their respective former, current or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents, other Representatives or any of the Third Party Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement or the Merger or the other transactions contemplated by this Agreement; provided, however, that in no event will the Company be entitled to both the payment of the Parent Termination Fee (or monetary damages) and specific performance of this Agreement to consummate the Merger. The Company expressly acknowledges and agrees that: (i) in light of the difficulty of accurately determining actual damages with respect to the foregoing, upon any such termination of this Agreement, the payment of the Parent Termination Fee pursuant to Section 8.5(c), which constitutes a reasonable estimate of the monetary damages that will be suffered by the Company by reason of breach or termination of this Agreement, together with the payment of the amounts in respect of the Parent Reimbursement Obligations, shall be in full and complete satisfaction of any and all monetary damages of the Company arising out of or related to this Agreement, the Merger or the other transactions contemplated by this Agreement (including any breach of this Agreement), the termination of this Agreement, the failure to consummate the Merger or the other transactions contemplated by this Agreement, and any claims or actions under applicable Law arising out of any such breach, termination or failure; and (ii) in no event shall the Company be entitled to seek or obtain any recovery or judgment in excess of an amount equal to the Parent Termination Fee (plus, in the case the Parent

Termination Fee is not timely paid, the amounts described in the first sentence of this Section 8.5(d)(ii)) against Parent, its Subsidiaries or any of their respective former, current or future stockholders, directors, officers, employees, Affiliates, agents, other Representatives or the Third Party Financing Sources or any of their respective assets; provided, however, that this Section 8.5(d)(ii) shall not limit the right of the Company to specific performance of this Agreement pursuant to Section 9.5 prior to the termination of this Agreement in accordance with its terms.

8.6 Expenses. If (i) this Agreement is terminated by Parent or the Company pursuant to Section 8.2(b), (ii) an Acquisition Proposal shall have been made to the Company or any of its Subsidiaries or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal with respect to the Company or any of its Subsidiaries, in each case after the date of this Agreement (and such Acquisition Proposal or publicly announced intention shall not have been publicly withdrawn prior to the date of termination) and this Agreement is terminated by Parent pursuant to Section 8.4(b) or (iii) this Agreement is terminated by the Company pursuant to Section 8.3(a) prior to the Cut-Off Date to enter into an Alternative Acquisition Agreement with the Excluded Person, then, in each such case, the Company shall pay to Parent (or its designee(s)) all reasonable and documented out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment banks, advisors and consultants to Parent, Merger Sub, the guarantors or their respective Affiliates, and all out-of-pocket fees and expenses of Third Party Financing Sources for which Parent, Merger Sub, the Guarantors or their Affiliates may be responsible) actually incurred by Parent, Merger Sub, the Guarantors or their respective Affiliates in connection with this Agreement and the transactions contemplated hereby, which amount shall not be greater than $5,000,000 (the “Parent Expenses”), by wire transfer of immediately available funds within two (2) Business Days of such termination to an account designated by Parent. For the avoidance of doubt, in no event shall the Company be required to pay Parent the Parent Expenses on more than one occasion.

8.7 Payments; Non Recourse Parties.

(a) Notwithstanding anything to the contrary in this Agreement, under no circumstances will the collective monetary damages payable by Parent, Merger Sub or any of their Affiliates for breaches under this Agreement, the Limited Guarantee or the Common Equity Commitment Letters exceed an amount equal to the sum of (i) the Parent Termination Fee, (ii) the amounts in respect of Parent Reimbursement Obligations, to the extent applicable, and (iii) the amounts described in the first sentence of Section 8.5(d)(ii), which amounts in the case of the foregoing clauses (ii) and (iii) shall not exceed, collectively, $10,000,000, for all such breaches (the “Parent Liability Limitation”). In no event will any of the Company or any of its Affiliates seek or obtain, nor will they permit any of their Representatives or any other Person acting on their behalf to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against (i) Parent, Merger Sub or Guarantor; or (ii) the former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, advisors, attorneys, Third Party Financing Sources, Affiliates (other than Parent, Merger Sub or Guarantor), members, managers, general or limited partners and assignees of each of Parent, Merger Sub and Guarantor (the Persons in clauses (i) and (ii) collectively, the “Parent Related Parties”), and in no event will the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind, including consequential, special, indirect or punitive damages, in excess of the Parent Liability Limitation against the Parent Related Parties for, or with respect to, this Agreement, the Debt Commitment Letter, the Preferred Equity Commitment Letters, the Limited Guarantee (subject to the terms and conditions set forth therein) and the Common Equity Commitment Letter (subject to the terms and conditions set forth therein and in Section 9.5(c) of this Agreement) and other than obligations of Parent and Merger Sub to the extent expressly provided in this Agreement, in no event will any Parent Related Party or any other Person other than Parent and Merger Sub have any liability for monetary damages to the Company or any other Person relating to or arising out of this Agreement or the Merger.

(b) In no event will the Company seek or obtain, nor will it permit any of its Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Common Equity Commitment Letter, which exclude, for the avoidance of doubt, the Guarantor, Parent and Merger Sub), including any Third Party Financing Sources with respect to this Agreement, the Debt Commitment Letter, the Preferred Equity Commitment Letters, the Common Equity Commitment Letter or the Limited Guarantee or the transactions contemplated hereby and thereby (including any breach by the Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable laws arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement or from the Guarantor to the extent expressly provided for in the Limited Guarantee and the Common Equity Commitment Letter. None of the Third Party Financing Sources will have any liability to the Company or any of its Affiliates relating to or arising out of this Agreement, the Third Party Financing or otherwise, whether at law or equity, in contract, in tort or otherwise, and neither the Company nor any of its Affiliates will have any rights or claims against any of the Third Party Financing Sources hereunder or thereunder.

ARTICLE IX

Miscellaneous and General

9.1 Survival. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Article IV, Section 6.9 (Employee Benefits), Section 6.10 (Expenses) and Section 6.12 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger and any other transactions contemplated by this Agreement. This Article IX and the agreements of the Company, Parent and Merger Sub contained in Section 6.10 (Expenses), Section 6.11(h) (Financing), solely to the extent set forth therein, Section 6.16(a) and Section 6.16(b) (Existing Company Notes) relating to costs, fees and expenses incurred by the Company related to the execution and consummation of the Debt Tender Offers and the Change of Control Offers, Section 8.5 (Effect of Termination and Abandonment) and the Confidentiality Agreement shall survive the termination of this Agreement. Except as set forth in this Section 9.1, no representations, warranties, covenants or agreements in this Agreement shall survive the consummation of the Merger, the other transactions contemplated by this Agreement or the termination of this Agreement.

9.2 Modification or Amendment. Subject to the provisions of applicable Law, at any time prior to the Effective Time, the Parties may modify or amend this Agreement, solely by a written agreement executed and delivered by duly authorized officers of the respective Parties; provided, however, that any amendment of Sections 5.2(e), 6.11, 8.5(d), 8.7, 9.1, 9.2, 9.5, 9.8 and 9.11, in each case to the extent such amendment would materially and adversely affect the rights of a Third Party Financing Source under such Section, shall also be approved by such Third Party Financing Source (or by the party to the Third Party Financing Commitment Letters (or any Definitive Agreements resulting therefrom) affiliated with such Third Party Financing Source).

9.3 Waiver of Conditions. The conditions to each of the respective Parties’ obligations to consummate the Merger and the other transactions contemplated by this Agreement are for the sole benefit of such Party and may be waived by such Party in whole or in part to the extent permitted by applicable Law; provided, however, that any such waiver shall only be effective if made in writing. The failure of any Party to assert any of its rights hereunder or under applicable Law shall not constitute a waiver of such rights and, except as otherwise expressly provided herein, no single or partial exercise by any Party of any of its rights hereunder precludes any other or further exercise of such rights or any other rights hereunder or under applicable Law.

9.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

9.5 GOVERNING LAW AND VENUE; WAIVER OF JURY TRIAL; SPECIFIC PERFORMANCE.

(a) THIS AGREEMENT SHALL BE DEEMED TO BE MADE IN AND IN ALL RESPECTS SHALL BE INTERPRETED, CONSTRUED AND GOVERNED BY AND IN ACCORDANCE WITH THE LAW OF THE STATE OF DELAWARE WITHOUT REGARD TO THE CONFLICTS OF LAW PRINCIPLES THEREOF TO THE EXTENT THAT SUCH PRINCIPLES WOULD DIRECT A MATTER TO ANOTHER JURISDICTION. The Parties hereby irrevocably submit to the personal jurisdiction of the Court of Chancery of the State of Delaware or, if such Court of Chancery shall lack subject matter jurisdiction, the federal courts of the United States of America located in the County of New Castle, Delaware, solely in respect of the interpretation and enforcement of the provisions of (and any claim or cause of action arising under or relating to) this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, and hereby waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, and the Parties irrevocably agree that all claims relating to such action, proceeding or transactions shall be heard and determined in such courts. The Parties hereby consent to and grant any such court jurisdiction over the person of such Parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 9.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.

(b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION OR PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT (INCLUDING THE THIRD PARTY FINANCING). EACH PARTY HEREBY CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS CONTAINED IN THIS SECTION 9.5.

(c) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy would occur in the event that the Parties do not perform the provisions of this Agreement (including any Party failing to take such actions as are required of it hereunder in order to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. The Parties acknowledge and agree that, subject to Section 8.5 and Section 8.7, (A) the Parties will be entitled, in addition to any other remedy to which they are entitled at law or in equity, to an injunction, specific performance and other equitable relief to prevent breaches (or threatened breaches) of this Agreement and to enforce specifically the terms and provisions hereof; (B) the provisions of Section 8.5 are not intended to and do not adequately compensate the Company, on the one hand, or Parent and Merger Sub, on the other hand, for the harm that would result from a breach of this Agreement, and will not be construed to diminish or otherwise impair in any respect any Party’s right to an injunction, specific performance and other equitable relief; and (C) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, the Parties hereby further acknowledge and agree that prior to the Closing, the Company shall be entitled to specific performance to cause Parent and/or Merger Sub to draw down the full proceeds of the Common Equity Financing and to cause Parent or Merger Sub to consummate the Merger including to effect the Closing in accordance with Section 1.2, on the terms and subject to the conditions in this Agreement, if, and only if, (A) the Marketing Period has ended and all conditions set forth in Section 7.1 and Section 7.2 (other than those conditions that by their nature are to be satisfied at the Closing) have been or will have been satisfied at the time when the Closing would be required to occur pursuant to Section 1.2 but for the failure of the Common Equity Financing to be funded pursuant to the terms and conditions of the Equity Commitment Letters, (B) Parent and Merger Sub fail to complete the Closing in accordance with Section 1.2, (C) the Third Party Financing (or, if Alternative Financing with respect thereto is being used in accordance with Section 6.11, pursuant to the commitments with respect thereto) has been funded or the Third Party Financing Sources have confirmed to Parent in writing that the Third Party Financing will be funded at the Closing (in each case in accordance with the terms and conditions of the Third Party Financing Commitment) if the Common Equity Financings are funded at the Closing pursuant to the terms and conditions of the Common Equity Commitment Letter and (D) the Company has irrevocably confirmed in a written notice to Parent that it is prepared to close the transactions contemplated by this Agreement.

(d) Each Party acknowledges and agrees that the rights to an injunction, specific performance or other equitable remedy contemplated herein are an integral part of the transactions contemplated by this Agreement and without such right, none of the Parties would have entered into this Agreement. The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of this Agreement by any party, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of any party under this Agreement. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each Party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. The Parties further agree that (i) by seeking the remedies provided for in this Section 9.5, a Party shall not in any respect waive its right to seek any other form of relief that may be available to a party under this Agreement in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 9.5 are not available or otherwise are not granted, and (ii) nothing set forth in this Section 9.5 shall require any Party to institute any proceeding for (or limit any party’s right to institute any proceeding for) specific performance under this Section 9.5 prior or as a condition to exercising any termination right under Article VIII (and pursuing damages after such termination), nor shall the commencement of any legal proceeding pursuant to this Section 9.5 or anything set forth in this Section 9.5 restrict or limit any Party’s right to terminate this Agreement in accordance with the terms of Article VIII or pursue any other remedies under this Agreement that may be available then or thereafter.

(e) Notwithstanding anything to the contrary in this Agreement, to the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to specifically enforce any provision that expressly survives termination of this Agreement) when expressly available to such Party pursuant to the terms of this Agreement, the Termination Date shall automatically be extended to (i) the twentieth (20th) business day following the resolution of such action, suit or proceeding, or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(f) Notwithstanding anything to the contrary in this Agreement, the Parties acknowledge and irrevocably agree (i) that any legal proceeding, whether in law or in equity, in contract, in tort or otherwise, involving the Third Party Financing Sources arising out of, or relating to, the Merger, the Third Party Financing or the performance of services thereunder or related thereto will be subject to the exclusive jurisdiction of any state or federal court sitting in the State of New York in the borough of Manhattan and any appellate court thereof, and each Party submits for itself and its property with respect to any such legal proceeding to the exclusive jurisdiction of such court; (ii) not to bring or permit any of their Affiliates to bring or support anyone else in bringing any such legal proceeding in any other court; (iii) that service of process, summons, notice or document by registered mail addressed to them at their respective addresses provided in any applicable debt or preferred equity commitment letter will be effective service of process against them for any such legal proceeding brought in any such court; (iv) to waive and hereby waive, to the fullest extent permitted by law, any objection which any of them may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such legal proceeding in any such court; and (v) any such legal proceeding will be governed and construed in accordance with the laws of the State of New York.

9.6 Notices. All notices, requests, instructions or other documents to be given hereunder by any Party to the others shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by facsimile, email or overnight courier:

If to Parent or Merger Sub:

Summertime Holding Corp.

c/o Vista Equity Partners Management, LLC

Four Embarcadero Center, 20th Floor

Attention:  David Breach

Email: dbreach@vistaequitypartners.com

Fax:  (415) 655-6666

with a copy to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

Attention:	Gary I. Horowitz Caroline B. Gottschalk
Fax:	(212) 455-2502
Email:	ghorowitz@stblaw.com cgottschalk@stblaw.com

If to the Company:

Solera Holdings, Inc.

7 Village Circle, Suite 100

Westlake, TX 76262

Attention:  Jason M. Brady

Email: jason.brady@solera.com

with a copy to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:	Keith A. Pagnani Krishna Veeraraghavan
Fax:	(212) 558-3588
Email:	pagnanik@sullcrom.com veeraraghavk@sullcrom.com

or to such other persons or addresses as may be designated in writing by the Party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving Party upon actual receipt, if delivered personally; three business days after deposit in the mail, if sent by registered or certified mail; upon confirmation of successful transmission, if sent by facsimile or email (provided, that if given by facsimile or email such notice, request, instruction or other document shall be followed up within one business day by dispatch pursuant to one of the other methods described herein); or on the next business day after deposit with an overnight courier, if sent by an overnight courier.

9.7 Entire Agreement. This Agreement (including any exhibits hereto) and the documents, instruments and other agreements among the Parties contemplated by this Agreement or referred to herein, including the Company Disclosure Letter, the Parent Disclosure Letter, the Confidentiality Agreement, dated August 7, 2015, between Vista Equity Partners Management, LLC and the Company (as may be amended from time to time, the “Confidentiality Agreement”), the other agreements entered into in connection with preserving the confidentiality of information, the Limited Guarantee and the Common Equity Commitment Letter, constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements, understandings, representations and warranties, both written and oral, among the Parties, with respect to the subject matter hereof. EACH PARTY AGREES THAT, EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, THE LIMITED GUARANTEE AND THE COMMON EQUITY COMMITMENT LETTER, NEITHER PARENT AND MERGER SUB NOR THE COMPANY MAKES OR HAS RELIED ON ANY OTHER REPRESENTATIONS, WARRANTIES, STATEMENTS, INFORMATION OR INDUCEMENTS, AND EACH HEREBY DISCLAIMS RELIANCE ON ANY OTHER REPRESENTATIONS, WARRANTIES, STATEMENTS, INFORMATION OR INDUCEMENTS, EXPRESS OR IMPLIED, OR ON THE ACCURACY OR COMPLETENESS OF ANY STATEMENTS OR OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER

INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING, AND WAIVES ANY CLAIMS OR CAUSES OF ACTION RELATING THERETO.

9.8 No Third Party Beneficiaries. Except (a) as provided in Section 6.12 (Indemnification; Directors’ and Officers’ Insurance), (b) for the right of the Company’s stockholders, after the Effective Time, to receive the aggregate consideration payable pursuant to Article IV and (c) for the right of the Third Party Financing Sources pursuant to Sections 5.2(e), 6.11, 8.5(d), 8.7, 9.1, 9.2, 9.5, 9.8 and 9.11, each of which shall inure to the benefit of, and be enforceable by, each Third Party Financing Source and its Affiliates, successors and assigns, which rights set forth in the foregoing clauses (a), (b) and (c) of this Section 9.8 are hereby expressly acknowledged and agreed by Parent and Merger Sub, Parent and the Company hereby agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth in this Agreement. The Parties further agree that the rights of third-party beneficiaries under Section 6.12 and under clause (b) of this Section 9.8 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties in accordance with Section 9.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.9 Obligations of Parent and of the Company. Whenever this Agreement requires a Subsidiary of Parent to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action.

9.10 Definitions. Each of the terms set forth in Annex A is defined in the Section of this Agreement set forth opposite such term.

9.11 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction. Notwithstanding the foregoing, the parties intend that the remedies and limitations thereon contained in Section 8.5(d) be construed as an integral provision of this Agreement and that such remedies and limitations shall not be severable in any manner that increases a party’s liability or obligations hereunder or under the Financing or the Limited Guarantee.

9.12 Interpretation; Construction.

(a) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof. Where a reference in this Agreement is made to a Section or Exhibit, such reference shall be to a Section of or Exhibit to this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

(b) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c) The Parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d) The rule known as the ejusdem generis rule shall not apply, and, accordingly, general words introduced by the word “other” shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things.

(e) Each Party has or may have set forth information in its respective Disclosure Letter in a section thereof that corresponds to the section of this Agreement to which it relates. The fact that any item of information is disclosed in a Disclosure Letter to this Agreement shall not be construed to mean that such information is required to be disclosed by this Agreement.

9.13 Assignment. This Agreement shall not be assignable by operation of law or otherwise; provided, however, that prior to the time that the Proxy Statement is mailed to the Company’s stockholders, Parent may designate, by written notice to the Company, another wholly owned direct or indirect Subsidiary to be a Constituent Corporation in lieu of Merger Sub, in which event all references herein to Merger Sub shall be deemed references to such other Subsidiary, except that all representations and warranties made herein with respect to Merger Sub as of the date of this Agreement shall be deemed representations and warranties made with respect to such other Subsidiary as of the date of such designation; provided, that any such assignment or designation shall not and would not be reasonably expected to impede or delay the consummation of the Merger or the other transactions contemplated by this Agreement or otherwise materially impair or impede the rights of the Company’s stockholders under this

Agreement; provided further, that no assignment shall relieve Parent of any of its obligations pursuant to this Agreement. Any purported assignment in violation of this Agreement is void.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the Parties as of the date first written above.

SOLERA HOLDINGS, INC.

By:	/s/ JASON M. BRADY
	Name:	Jason M. Brady
	Title:	Senior Vice President, General Counsel and Secretary

SUMMERTIME HOLDING CORP.

By:	/s/ CHRISTIAN B. SOWUL
	Name:	Christian B. Sowul
	Title:	Vice President, Treasurer and Secretary

SUMMERTIME ACQUISITION CORP.

By:	/s/ CHRISTIAN B. SOWUL
	Name:	Christian B. Sowul
	Title:	Vice President, Treasurer and Secretary

[SIGNATURE PAGE – AGREEMENT AND PLAN OF MERGER]

ANNEX A

DEFINED TERMS

Term	Section

2021 Notes	6.16(a)
2021 Senior Notes Indenture	6.16(a)
2023 Notes	6.16(a)
2023 Senior Notes Indenture	6.16(a)
Acceptable Confidentiality Agreement	6.2(c)
Acquisition Proposal	6.2(e)
Affiliate	5.1(a)
Agreement	Preamble
Alternative Acquisition Agreement	6.2(b)(iv)
Alternative Financing	6.11(c)(i)
Antitrust Laws	5.2(c)(i)
Audatex	6.16(a)
Audatex Consent Solicitations	6.16(a)
Audatex Requested Consents	6.16(a)
Bankruptcy and Equity Exception	5.1(c)(i)
Benefit Plan	5.1(h)(i)
Book-Entry Share	4.1(a)
Bridge Equity Commitment Letter	5.2(e)(i)
Bridge Equity Financing	5.2(e)(i)
business day	1.2
Bylaws	2.2
Certificate	4.1(a)
Certificate of Merger	1.3
Change of Control Offers	6.16(b)
Change of Recommendation	6.2(f)
Charter	2.1
claim	5.2(f)
Closing	1.2
Closing Date	1.2
Code	(g)4.2(g)
Collective Bargaining Agreement	5.1(o)(i)
Common Equity Commitment Letter	5.2(e)(i)
Common Equity Financing	5.2(e)(i)
Company	Preamble
Company Board	Recitals
Company Disclosure Letter	5.1
Company Intellectual Property	5.1(p)(iv)
Company Material Adverse Effect	5.1(a)
Company Option	4.3(a)
Company Recommendation	5.1(c)(ii)
Company Reports	5.1(e)(i)

Ann. A-1

Company Termination Fee	8.5(b)(iii)
Company’s Knowledge	5.1(g)
Confidentiality Agreement	9.7
Constituent Corporations	Preamble
Continuing Employees	6.9(a)
Contract	5.1(d)(ii)
control, controlling, controlled by, under common control with	5.1(a)
Copyrights	5.1(p)(vi)
Cut-Off Date	6.2(b)
D&O Insurance	6.12(b)
debt	5.2(f)
Debt Commitment Letter	6.11(c)(i)
Debt Financing	6.11(c)(i)
Debt Financing Sources	6.11(d)(xi)
Debt Tender Offer Documents	6.16(a)
Debt Tender Offers	6.16(a)
Definitive Agreements	6.11(a)
Determination Notice	6.2(g)(ii)
DGCL	1.1
Disclosure Letters	5.2
Dissenting Shares	4.1(a)
Dissenting Stockholders	4.1(a)
Effect	5.1(a)
Effective Time	1.3
Environmental Law	5.1(m)
Equity Commitment Letters	5.2(e)(i)
Equity Financing	5.2(e)(i)
Equity Financing Sources	6.11(d)(xi)
ERISA	5.1(h)(i)
ERISA Affiliate	5.1(h)(iii)
ERISA Plan	5.1(h)(ii)
ESPP	4.3(b)
Exchange Act	5.1(a)
Exchange Fund	4.2(a)
Excluded Person	6.2(a)(i)
Excluded Share, Excluded Shares	4.1(a)
Existing Indentures	6.16(a)
Existing Notes	6.16(a)
Export Control Laws	5.1(s)(i)
FCA	6.5(g)
FCPA	5.1(q)(i)
Fee Letter	5.2(e)(i)
Financing	5.2(e)(i)
Financing Sources	6.11(d)(xi)
FSMA	6.5(g)
GAAP	5.1(a)(I)

Ann. A-2

Go-Shop Period	6.2(a)
Government Antitrust Entity	6.5(e)(i)
Government Official	5.1(q)(ii)
Governmental Entity	5.1(d)(i)
Guarantor	Recitals
Hazardous Substance	5.1(m)
hereof, herein, hereunder	9.12(b)
HSR Act	5.1(d)(i)
include, includes, including	9.12(a)
Indemnified Parties	6.12(a)
Insurance Policies	5.1(q)
Intellectual Property	5.1(p)(iv)
IRS	5.1(h)(i)
Knowledge of Parent and Merger Sub	5.2(k)
Laws	5.1(h)(i)
Lenders	5.2(e)(i)
Lien	5.1(b)
Limited Guarantee	Recitals
Management Employees	6.1(a)(xiii)
Marketing Period	5.1(e)(iii)
Material Contract	5.1(j)
Merger	Recitals
Merger Sub	Preamble
New Plans	6.9(a)
Non-Management Employees	6.1(a)(xiii)
Non-U.S. Benefit Plan	5.1(h)(i)
Notice Period	6.2(g)(ii)
NYSE	5.1(a)(C)
OFAC	5.1(r)(i)
Offering Documents	6.11(d)(xi)
Old Plans	6.9(a)
Order	7.1(c)
ordinary course of business	5.1(g)(ii)
Parent	Preamble
Parent Disclosure Letter	5.2
Parent Expenses	8.6
Parent Liability Limitation	8.7(a)
Parent Reimbursement Obligations	8.5(a)
Parent Related Parties	8.7(a)
Parent Termination Fee	8.5(c)
Parties	Preamble
Patents	5.1(p)(iv)
Paying Agent	4.2(a)
Per Share Merger Consideration	4.1(a)
Performance Option	4.3(a)
Permitted Liens	5.1(k)

Ann. A-3

Person	4.2(d)
Preferred Equity Commitment Letters	5.2(e)(i)
Preferred Equity Financing	5.2(e)(i)
Proxy Statement	6.3
PSU	4.3(d)
Registered Intellectual Property	5.1(p)(i)
Replacement Equity Commitment	6.11(c)(ii)
Replacement Equity Financing	6.11(c)(ii)
Representatives	6.2(a)
Required Information	5.2(e)(i)
Requisite Company Vote	5.1(c)(i)
RSU	4.3(c)
Rulings	5.1(n)(viii)
Sarbanes Oxley Act	5.1(e)(i)
SEC	5.1
Securities Act	5.1(d)(i)
Series A Preferred Equity Commitment Letter	5.2(e)(i)
Series A Preferred Equity Financing	5.2(e)(i)
Service Provider	5.1(h)(i)
Share	4.1(a)
Shortfall Amount	5.1(e)(iii)
Shortfall Notice Date	5.1(e)(iii)
Significant Subsidiary	5.1(a)
Solvent	5.2(f)
Special Committee	Recitals
Stock Plans	5.1(b)
Stockholders Meeting	6.4
Subsidiary	5.1(a)
Superior Proposal	6.2(e)
Surviving Corporation	1.1
Takeover Statute	5.1(l)
Tax	5.1(n)
Tax Return	5.1(n)
Taxes	5.1(n)
Termination Date	8.2(a)
Third Party Financing	5.2(e)(i)
Third Party Financing Commitment Letters	5.2(e)(i)
Trademarks	5.1(p)(iv)
Transaction Litigation	6.15
WARN	5.1(o)(iv)

Ann. A-4

EXHIBIT A

FORM OF CERTIFICATE OF INCORPORATION OF THE SURVIVING CORPORATION

Ex. A-1